UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 000-53508

HELIX BIOPHARMA CORP.
(Translation of registrant's name into English)

305 INDUSTRIAL PARKWAY SOUTH, #3, AURORA, ONTARIO, CANADA L4G 6X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F_X_ Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes___ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

EXPLANATORY NOTE

Attached is the following exhibit:

99.1 Annual Report 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HELIX BIOPHARMA CORP.
(Registrant)

Date: November 12, 2009

By: ______________________
Photios (Frank) Michalargias
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Annual Report 2009

99.1

HelixBioPharmaCorp.

new directions in cancer therapy



annual report 2009

Helix BioPharma Corp.
a biopharmaceutical company

message to shareholders

Dear Shareholders,

2009 was a year of significant progress on many fronts at Helix BioPharma Corp. We have continued to move forward on our clinic-enabling activities for L-DOS47 as well as our ongoing Phase II clinical development programs for Topical Interferon Alpha-2b. In addition, we have made great strides in our capital markets expansion efforts, having completed our U.S. SEC registration and our launch on the U.S. OTCQX International Market platform.

L-DOS47

We are in final preparations to make clinic-enabling regulatory filings for L-DOS47. Over the past year, we advanced our program significantly, culminating in a successful pre-IND meeting with the FDA through which we gained valuable information pertaining to the FDA's IND submission requirements for L-DOS47. Based on this, Helix has planned the remaining program activities through to filing its planned U.S. Phase I and Polish Phase I/II regulatory dossiers for L-DOS47. Although some program delays were encountered during the year due to manufacturing setbacks, the Company is aggressively working towards filing these dossiers by the end of its fourth quarter of fiscal 2010, in order to seek approval to commence human safety and efficacy testing with this unique drug product candidate.

Topical Interferon Alpha-2b

In 2009, we made significant progress on the clinical front with Topical Interferon Alpha-2b. During the first fiscal quarter we obtained approvals to add clinical sites for our ongoing Phase II ano-genital warts trial. By doing so, we enhanced the rate of patient recruitment for this trial considerably, such that enrollment is now on track for completion by or around the end of the Company's first quarter of fiscal 2010 as forecasted.

During the third quarter of fiscal 2009, we received approval to initiate our ongoing Phase II pharmacokinetic study in patients with low-grade cervical lesions. Enrollment in the study began slowly during the summer months, but is now steadily gaining momentum. We have also successfully conducted a pre-IND meeting with the FDA for this program, through which we have confirmed the work plan and timeline for our upcoming US IND filing for this indication. We plan to gather interim data from our ongoing pharmacokinetic study during our third fiscal quarter, and assuming the data is positive, then progress to US Phase II/III IND filing in or around our fourth fiscal quarter 2010 and European Phase III CTA filing thereafter.

Capital Markets Expansion and Financing

We continue to keep the company well capitalized as we raise the company's profile with the investment community in the U.S. and elsewhere.

During the fiscal year, and subsequent to year end, we raised net proceeds totaling $21.3 million to support our product development initiatives. These funds were raised in two separate private placements, with net proceeds of $11.7 million raised in September, 2009 and net proceeds of $9.6 million raised in October, 2008.

As well, our 20-F registration was declared effective by the U.S. Securities and Exchange Commission in March of 2009, followed by our initial foray into the U.S. capital markets with a listing on the OTCQX International Market in June of 2009 under the trading symbol "HXBPF".

Outlook

The upcoming year will be significant for Helix BioPharma Corp. We end the year looking forward to obtaining results from our ongoing clinical studies and advancing our programs with critical IND/CTA filings in the year to come. At the same time, we will continue our outreach to the investment community to raise Helix's profile domestically and abroad.

We want to thank our shareholders for their continued support of our activities and we want to thank our employees for their continued dedication in moving our programs forward.

Sincerely,

Dr. Donald H. Segal
Chairmain and Chief Executive Officer

This message to shareholders contains forward-looking statements and information within the meaning of applicable securities laws, which statements and information can be identified by forward-looking words or expressions such as "planned", "plan", "towards", "to seek", "on track", "progress to", "will", "looking forward to", "2010", or comparable terminology relating to future events. Actual results may differ materially from those expressed or implied in such statements and information due to various risks and uncertainties, including without limitation, the fact that certain material factors or assumptions applied in making or providing forward-looking statements and information may prove to be incorrect; Helix's continuing need for additional capital, which may not be available in a timely manner or at all; the risk that expected timelines may not be achieved, or Helix's development programs could be delayed or discontinued, due to technical, regulatory, manufacturing, recruitment or scientific issues, or other factors beyond Helix's reasonable control; the risk of changes in business strategy or development plans; and other risks and uncertainties as described in Helix's latest Form 20-F and other documents filed with securities regulatory authorities at www.sedar.com or www.sec.gov/edgar.shtml. Helix does not assume any obligation to update any forward-looking statements or information, except as required by law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements of Helix BioPharma Corp. (the "Company" or "Helix") for the years ended July 31, 2009, 2008 and 2007 and the accompanying notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and depict values that are in Canadian currency unless otherwise noted.

Forward-Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements and information (collectively, "forward-looking statements") within the meaning of U.S. and Canadian securities laws. Forward-looking statements are statements and information that are not historical facts but instead include financial projections and estimates; statements regarding plans, goals, objectives, intentions and expectations with respect to the Company's future business, operations, research and development; and other information in future periods. Forward-looking statements include, without limitation, statements concerning the Company's planned development programs for Topical Interferon Alpha-2b and L-DOS47; the planned remaining pre-clinical activities for L-DOS47 and their estimated time of completion; the timing of filing of an investigational new drug submission ("IND") or clinical trial application ("CTA") for L-DOS47 and Topical Interferon Alpha-2b; market opportunities for the two drug candidates; the nature, design and timing of future clinical trials; the projected timing for completion of enrolment, and for study completion, of the two ongoing Topical Interferon Alpha-2b Phase II clinical trials in Europe; future expenditures; cash needs for the next 12 months and sufficiency of cash reserves and expected cash flow; future financing requirements; commercialization plans; and anticipated future revenue and operating losses. Forward-looking statements can be identified by the use of forward-looking terminology such as "expects", "plans", "designed to", "potential", "is developing", "believe", "intends", "continues", "opportunities", "anticipated", "2010", "2011", "next", "ongoing", "pursue", "to seek", "objective", "estimate", "future", "considering", "projects", "on track", or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions "will", "may", "could", "would", or "should" occur or be achieved, or comparable terminology referring to future events or results.

Forward-looking statements are statements about the future and are inherently uncertain, and are necessarily based upon a number of estimates and assumptions that are also uncertain. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors, estimates or assumptions are applied in making forward-looking statements, including, but not limited to, patient recruitment rates for our ongoing Phase II European clinical trials; the timely and successful completion of ongoing clinical trials, GMP manufacturing and other activities leading up to our planned IND and CTA filings; the timely provision of services by third parties; future revenue and costs, and regulatory approvals.

The Company's actual results could differ materially from those anticipated in the forward-looking statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations, as a result of numerous known and unknown risks and uncertainties, including those referred to below under "Risks and Uncertainties", any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Such risks and uncertainties, and others affecting the Company, are more fully described in the Company's latest Form 20-F and other reports filed with the Canadian Securities Regulatory Authorities from time to time at www.sedar.com, and with the U.S. Securities and Exchange Commission (see www.sec.gov/edgar.shtml). Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix's management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

Risks and Uncertainties

Helix is subject to risks, events and uncertainties, or "risk factors", associated with being both a publicly traded company operating in the biopharmaceutical industry, and as an enterprise with several projects in the research and development stage. As a result of these risk factors, reported and forward-looking information may not necessarily be indicative of future operating results or of future financial position. The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause future results or financial position to differ materially from either those reported or those projected in any forward-looking statement or information. Accordingly, reported financial information and forward-looking statements and information should not be relied upon as a prediction of future actual results. Some of the risks and uncertainties affecting the Company, its business, operations and results include, either wholly or in part, the following:

- the Company's need for additional capital which may not be available in a timely manner or at all and which, if not obtained, will have a material adverse impact on the Company and its ability to continue;
- the impact of the global economic downturn and credit crisis which has negatively affected the availability and terms of debt and equity financings and may have a negative effect on our sales operations and research and development initiatives;
- uncertainty whether an IND or CTA will be compiled or submitted for Topical Interferon Alpha-2b or L-DOS47 as currently planned or at all, or if submitted, whether the Company will be permitted to undertake human testing;
- uncertainty whether Topical Interferon Alpha-2b or L-DOS47 will be successfully developed and marketed as a drug or at all;
- intellectual property risks, including the possibility that patent applications may not result in issued patents, that issued patents may be circumvented or challenged and ultimately struck down, that any upcoming expiry of an issued patent, including without limitation, the expiry in 2013 of three patents issued in respect of Topical Interferon Alpha-2b, may negatively impact the further development or commercialization of the underlying technology, and that the Company may not be able to protect its trade secrets or other confidential proprietary information;
- risks associated with potential claims of infringement of third party intellectual property and other proprietary rights;
- research and development risks, including the fact that L-DOS47 and Topical Interferon Alpha-2b are complex compounds and the Company faces difficult challenges in connection with the manufacture of clinical batches of L-DOS47 or Topical Interferon Alpha-2b which could further delay or otherwise negatively affect the Company's planned IND filings and clinical trials, and the risk of obtaining negative findings or factors that may become apparent during the course of research or development which may result in the discontinuation of the research or development projects;
- partnership/strategic alliance risks;
- Helix's dependence on its contractors, consultants, advisors and licensees, including without limitation, contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisors, and others, whose performance and interdependence can critically affect the Company's performance and the achievement of its milestones;
- the risk that the Company's supplier of Topical Interferon Alpha-2b may not continue to provide the Company with interferon alpha-2b or exercise its commercialization option, which could have a material adverse effect on the drug's further development and commercialization;
- the Company's dependence on assurances from third parties regarding licensing of proprietary technology owned by others, including Helix's dependence on its license of the L-DOS47 antibody;
- the need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47;
- uncertainty whether the European pharmacokinetic study or the extended AGW clinical trial in Germany will be completed as planned or at all or if completed, will achieve expected results;
- uncertainty whether the planned Topical Interferon Alpha-2b U.S. Phase II/III and European Phase III clinical trials or the L-DOS47 clinical trial referred to in this Management's Discussion and Analysis of Financial Condition and Results of Operations will be approved, undertaken or completed as planned or at all or will achieve expected results;
- the risk that the Company's expected timing of meeting certain objectives, including the filing of an IND and CTA for each of L-DOS47 and Topical Interferon Alpha-2b, the commencement and completion of clinical trials and receipt of anticipated regulatory approvals, may not be met in the time expected or at all;
- the need for future clinical trials, the occurrence and success of which cannot be assured;
- manufacturing risks, the need to manufacture to regulatory standards, uncertainty whether the manufacturing process for the Company's drug candidates can be further scaled-up successfully or at all and the risk that clinical batches of the Company's drug candidate may not be able to be produced in a timely manner or at all, which would have a negative effect on the timing and/or occurrence of planned clinical trials and the potential commercialization of the drug candidates;
- the dependence of the Company's distribution business on a few customers and a few suppliers, the loss of any of which would negatively impact the Company's operations;
- uncertainty of the size and existence of a market opportunity for, and market acceptance of, the Company's products;

- uncertainty as to availability of raw materials, and in particular, GMP grade materials, on acceptable terms or at all;
- product liability and insurance risks;
- the effect of competition;
- the risk of unknown side effects;
- the possibility that the Company will pursue additional development projects or other business opportunities;
- the need to attract and retain key personnel;
- government regulation, and the need for regulatory approvals for both the development and commercialization of products, which are not assured;
- risks associated with the fact that the U.S. Food and Drug Administration ("FDA") is not bound by its pre-IND meetings;
- rapid technological change and competition from pharmaceutical companies, biotechnology companies and universities, which may make the Company's technology or products obsolete or uncompetitive;
- risks associated with claims, or potential claims, of infringement of intellectual property and other proprietary rights;
- the risk of unanticipated expenses or unanticipated reductions in revenue, or both;

and other risk factors that are discussed under *Item 3.D. – "Risk Factors"* in the Company's latest Form 20-F Annual Report, which are incorporated herein by reference, or identified in the Company's other public filings with the Canadian Securities Administrators at www.sedar.com or with the SEC at www.sec.gov/edgar.shtml.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws, the Company undertakes no obligation to revise or update any forward-looking statements after the date hereof.

Data relevant to estimated market sizes and penetration for Helix's lead products under development are presented in this Management's Discussion and Analysis of Financial Condition and Results of Operations. These data have been obtained from a variety of published resources including published scientific literature, websites and information generally available through publicized means. Helix attempts to source reference data from multiple sources whenever possible for confirmatory purposes. Although Helix believes the foregoing data is reliable, Helix has not independently verified the accuracy and completeness of this data.

Overview

Helix BioPharma Corp. is a Canadian biopharmaceutical company specializing primarily in the field of cancer therapy. The Company is actively developing products for the treatment and prevention of cancer based on its proprietary technologies. Helix's product development initiatives include its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. Our research and development activities are currently being financed primarily by the issuance of our common shares. Ongoing revenue consists of (i) product revenue including the distribution in Canada of Klean-Prep™ and Orthovisc® and (ii) royalty payments from Helsinn-Birex relating to its license of the Company's Klean-Prep™ technology.

As the majority of the Company's resources are focused on two emerging drug products in the development stage, the Company expects to incur additional losses for the foreseeable future and will require additional financial resources. The continuation of the Company's research and development activities and the commercialization of its products is dependent upon the Company's ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof. If the Company is unable to raise additional funds, there is substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due. On September 8, 2009, the Company completed a private placement, issuing 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250. The Company's management believes that the Company's current level of cash and cash equivalents will be sufficient to execute the Company's currently planned expenditures for the next twelve months. See *Liquidity and Capital Resources* below.

Discussed below is the current research and development stage of each of L-DOS47 and Topical Interferon Alpha-2b, and the next steps the Company currently plans to undertake for each drug candidate. As both drug candidates are in the early stages of development and their continued development will depend on successfully reaching a number of milestones over the next several years, it is not possible at this time to estimate costs and timing to commercial production, or whether commercial production will occur at all.

DOS47 – A broad anti-cancer therapeutic candidate

DOS47 was conceived to offer a novel approach to cancer therapy by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. DOS47 is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By doing so at the site of cancerous tissues in the body, DOS47 is believed to modify the microenvironmental conditions of cancerous cells in a manner that leads to their death.

Among these theorized effects, DOS47 is believed to stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. The local production of ammonia at the site of cancerous tissues is thought to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions. In addition, the enzymatic action of urease at the site of cancerous cells is believed to be repetitive and sustainable due to the plentiful supply of urea that is furnished by the body. Urease is isolated by Helix's manufacturer, BioVectra Inc. ("Biovectra"), from a naturally occurring plant, jack beans.

The Company has been awarded two DOS47 patents from the U.S. patent office, both of which will expire in 2022. As a result, Helix has patent protection covering the use of targeted DOS47-based therapeutics alone and combined with certain weakly basic chemotherapeutic drugs in adjunct treatment applications. Helix intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics, with a view to maximizing its DOS47 commercialization potential.

Helix continues to explore opportunities to expand its product pipeline with new DOS47-based therapeutics pending the identification of further tumor targeting agents, such as the lung adenocarcinoma-specific antibody component of L-DOS47.

L-DOS47

L-DOS47 is the first targeted therapeutic under development based upon Helix's DOS47 technology. Helix's L-DOS47 is a new drug in development that offers an innovative approach to the treatment of lung cancer. L-DOS47 is designed to function by using a plant-derived compound called urease to act upon a natural substance in the body called urea in order to produce a potent cancer cell killing effect. L-DOS47 is an immunoconjugate combining the urease enzyme and a lung adenocarcinoma-specific camelid-derived single domain antibody.

We believe L-DOS47 is unique among any cancer therapeutics currently on the market today because its pharmacological effect is based on a biochemical enzyme reaction, whereby the urease compound reacts with the naturally occurring urea in a continuous manner.

In addition, L-DOS47 is designed to act in a targeted manner, affecting lung cancer cells of the adenocarcinoma type, preferentially over any other cells in the body. In order to do this, L-DOS47 applies a variation on a technology that has been used in medicines for many years. Specifically, the L-DOS47 drug molecule includes, in addition to the urease compound, a highly specialized camelid-derived single domain antibody, designed to identify an antigenic site predominantly associated with lung adenocarcinoma cells. Helix entered into a worldwide exclusive license with Canada's National Research Council ("NRC"), through which it obtained the rights to combine this antibody with Helix's DOS47 technology. Helix has certain royalty and milestone payment obligations pursuant to the license agreement. A patent application in respect of the antibody has been filed in Canada and the United States and as a Patent Cooperation Treaty ("PCT") filing.

Helix has made significant progress with the L-DOS47 preclinical development program. Pharmacology studies were conducted in animals demonstrating that L-DOS47 inhibits the growth of tumors derived from a human lung adenocarcinoma cell line. In addition, pilot repeat-dose animal toxicology studies were conducted, through which L-DOS47 was well tolerated at doses within and above the dose range shown to be efficacious in the tumor growth inhibition studies. These findings are paramount in providing critical supportive evidence for an investigational new drug ("IND") filing.

In parallel with these studies, Helix has advanced its "good manufacturing practice" or "GMP" compliant scale-up manufacturing program in anticipation of furnishing product for future clinical testing. Helix has contracted the services of three service providers to support its manufacturing program: BioVectra, for the manufacture of L-DOS47 bulk drug product,

Chesapeake Biological Laboratories ("CBL"), for the purpose of vialing the bulk drug product for human clinical testing and KBI Biopharma Inc. ("KBI") for the purposes of conducting the necessary quality control and stability batch testing programs.

During fiscal 2009, Helix completed further animal pharmacology and primate repeat-dose toxicology studies employing the services of Charles River Laboratories. As well, Helix continued to advance its scale-up, GMP manufacturing program at BioVectra and CBL, together with the analytical support of KBI, including the production of GMP engineering batches of L-DOS47. Also during fiscal 2009, Helix conducted a pre-IND meeting with the FDA through which it has gained information pertaining to FDA's Phase I IND submission requirements for L-DOS47. Based on the pre-IND meeting stipulations, Helix has planned the remaining activities through to compiling and filing its planned U.S. Phase I and Polish Phase I/II regulatory dossiers. These activities will include, but not be limited to: (i) completion of definitive, GLP, rodent and primate, repeat-dose toxicology studies; (ii) development of additional drug substance and drug product quality control assays; (iii) the manufacture of the initial GMP clinical batch of L-DOS47; (iv) obtaining several months of real-time stability data on the product; (v) the development of the necessary clinical testing framework including study design and documentation development; and (vi) hiring the necessary contract research organizations and study support resources to execute the studies once approved. While all activities leading up to the planned U.S. Phase I and Polish Phase I/II regulatory dossier filings are progressing, the Company recently had to reject an initial GMP clinical batch due to a deviation from its established manufacturing process that caused suspected contamination during the fermentation production step. Production of the required GMP clinical batch is now scheduled to be completed by the end of the Company's second quarter of fiscal 2010 to be followed by stability testing. The Company previously expected to file its Phase I/II regulatory dossiers before the end of its second quarter of fiscal 2010, however based on the estimated delay for completing the remaining program activities and assuming successful and timely completion of these activities, the Company now expects its U.S. Phase I and Polish Phase I/II IND/CTA filings to occur in its fourth quarter of fiscal 2010. Achieving this revised filing target will depend on the success of all of the other remaining activities described above that are necessary prior to compiling and filing these dossiers.

Helix's objective for the commercialization of L-DOS47 is to enter into a strategic alliance with an appropriate pharmaceutical company at some point in the future. Before doing so, Helix plans to endeavor to generate value-adding clinical findings demonstrating the safety and efficacy of L-DOS47 in patients.

Conducting the U.S. Phase I and Polish Phase I/II clinical trials will require substantial funding beyond the Company's current resources, for which the Company continues to seek additional capital. See *Liquidity and Capital Resources.*

Topical Interferon Alpha-2b

Helix is developing Topical Interferon Alpha-2b for the treatment of low-grade cervical lesions and ano-genital warts ("AGW") caused by Human Papilloma Virus ("HPV") infections. HPV is one of the most common sexually transmitted infections, causing AGW, as well as being linked to a variety of cancers.

Helix's Topical Interferon Alpha-2b formulation incorporates the Company's patented Biphasix™. The Biphasix™ technology facilitates the delivery of macromolecules such as interferon alpha-2b across the surface of skin/mucosal tissues. Topical Interferon Alpha-2b is designed to deliver interferon alpha-2b therapy to the basal epidermal layer, combating HPV infections where they would otherwise cause abnormal cellular proliferation.

Human leukocyte-derived interferon alpha-2b is a well established recombinantly produced drug therapy with potent antiviral effects that is available today in injectable preparations only. Helix's Topical Interferon Alpha-2b is intended to offer a superior cream dosage form of interferon alpha-2b, specially designed for the treatment of dermatological disease states. In addition to the use of Topical Interferon Alpha-2b as a treatment for HPV-induced cervical and ano-genital lesions, we believe that there is potential to develop the product for additional indications. Specifically, injectable interferon alpha-2b therapy has already been indicated for, or experimentally tested by others against additional widespread dermatological disease states including actinic keratosis, anal dysplasia, Kaposi's sarcoma, basal cell carcinoma and malignant melanoma. In contrast to injectable administration, we also believe that its topical preparation could conceivably offer a superior means of delivering potent interferon alpha-2b therapy for the treatment of conditions such as these. However, the Company is not currently allocating resources to these other potential clinical indications, since we are currently directing our resources toward the treatment of HPV-induced cervical and ano-genital lesions.

In December 2000, the Company signed an agreement with Schering Corporation, a subsidiary of Schering-Plough Corporation, ("Schering-Plough"), granting it the option to obtain an exclusive worldwide license to use the Company's Biphasix™ technology in pharmaceutical products containing interferon-alpha. Schering-Plough's option may be exercised at any time up to 60 days following the successful completion of Phase III clinical trials. Included in the option agreement are terms for the grant of a license to Schering-Plough for the life of the associated patents, which provides for milestone payments and royalties on Topical Interferon Alpha-2b product sales.

Topical Interferon Alpha-2b (Cervical Dysplasia / LSIL)

Helix achieved positive results in 2007 from a German Phase II clinical study of Topical Interferon Alpha-2b in women with potentially precancerous low-grade squamous intraepithelial lesions ("LSIL"). Based on these findings, Helix plans to progress to large, randomized, placebo-controlled double-blind studies, so as to evaluate the product in an expanded patient population in patients with low-grade cervical lesions. Through the course of Helix's interactions with opinion leaders and regulators in the field of women's health while developing its Topical Interferon Alpha-2b product candidate, it has continually refined its clinical trial designs and target patient population for the clinical testing of this therapy. For the purposes of its planned U.S. Phase II/III and European Phase III IND/CTA filings, as confirmed via its recent FDA pre-IND meeting, Helix plans to study patients with HPV-positive low-grade cervical lesions, comprising a LSIL finding on Pap smear testing combined with a cervical intraepithelial neoplasia finding of CIN1 or CIN2 on colposcopy.

Helix's objective is to perform two parallel confirmatory pivotal efficacy trials, requiring approximately 400 patients per trial over a two-year period, intended to support marketing authorizations. Building upon the completed German Phase II trial, Helix is pursuing a Phase II/III designation for the U.S. trial, since there has not been any previous clinical experience with the product in North America, and a Phase III designation for the European trial. Helix intends to conduct the European trial at centers in Germany and Austria, and has completed a scientific advice meeting with the German regulatory authority, at which Helix obtained guidance concerning the Phase III CTA preparation and submission requirements for Topical Interferon Alpha-2b. Helix has also completed a pre-IND meeting with the FDA in preparation for its planned U.S. Phase II/III filing, through which further IND preparation and submission guidance was obtained for this product candidate. Based on its consultation with the regulatory authorities, Helix has planned the remaining activities through to compiling and filing its planned U.S. and European regulatory dossiers. These activities will include, but not be limited to, (i) assessing the data from a minimum of the first 12 patients and, if these results indicate further data is needed, a currently planned maximum of 28 patients completing its ongoing Phase II pharmacokinetic study; (ii) completion of its ongoing 100 Kg GMP scale-up engineering batch manufacturing program at CPL; (iii) the development of the necessary clinical testing framework including study design and documentation development; and (iv) hiring the necessary contract research organizations and study support resources to execute the studies once approved.

While the Company's Phase II pharmacokinetic study is progressing, the rate of enrollment has been slower than originally expected. In order to enhance the patient recruitment rate, the Company intends to open additional clinical sites during the Company's second quarter of fiscal 2010. Assuming the patient recruitment rate improves as planned, Helix now expects it will take until the end of its third quarter of fiscal 2010 for the minimum planned number of patients (12 patients) to complete the study, and up to the end of its first quarter of fiscal 2011 for the maximum currently planned number of patients (28 patients) to do so.

On June 15, 2009, Helix had announced that its U.S. IND filing was not expected before the end of Helix's fiscal 2010 first quarter ending October 31, 2009. Given the anticipated timelines associated with completing remaining pre-filing activities, Helix now projects that its U.S. Phase II/III IND filing will occur, at the earliest, in its fourth quarter of fiscal 2010. Although the timing of filing the European CTA for its corresponding confirmatory Phase III trial has not yet been established, it is not expected to precede the filing of its planned U.S. Phase II/III IND.

As previously described, Helix projects that its parallel confirmatory efficacy trials for Topical Interferon Alpha-2b will require approximately a two- year period to complete, followed thereafter by the preparation and filing of marketing applications. The Company does not currently have an estimated timeline for commencement or completion of these trials. Conducting these trials will require substantial funding beyond the Company's current resources, for which the Company continues to seek additional capital. See *Liquidity and Capital Resources* below.

Topical Interferon Alpha-2b (ano-genital warts ("AGW"))

Helix is also conducting a Phase II clinical trial of Topical Interferon Alpha-2b in patients with AGW at multiple centers in Sweden and Germany. This trial involves a team of investigators across multiple centers with expected enrollment of 120 patients, comparing treatment to vehicle over an examination span of four-months per patient. Helix most recently announced that over 93% of the patients sought for this trial have now been enrolled, and the trial is on track for completion of enrollment by the end of Helix's first quarter of fiscal 2010.

The Company expects that it will need to conduct larger, double-blind trials, the timing of which have not yet been established, beyond the trial currently underway before seeking marketing authorizations for the AGW therapeutic indication. To this end, Helix is awaiting the results from the ongoing Phase II AGW trial prior to initiating further development plans for this indication.

Critical Accounting Policies and Estimates

The Company prepares its audited consolidated financial statements in accordance with Canadian GAAP. These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

Significant areas requiring the use of estimates are the determination of the fair value of stock options granted for estimating stock-based compensation expenses, determination of useful lives and assessment of impairment in the value of long-lived assets, such as capital assets, acquired technology under development and patents, the allocation of proceeds to share purchase warrants and the determination of valuation allowance of future tax assets. In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates.

Stock-Based Compensation

The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments" ("Section 3870"). Section 3870 established standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to employees and non-employees and to employee awards that are direct awards of stock, which call for settlement in cash or other assets, or are appreciation rights that call for settlement by the issuance of equity instrument. The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model and the compensation cost is amortized over the options' vesting period for employee awards and the service period for non-employee awards. Forfeitures are accounted for as they occur. An additional expense or a negative expense may be recorded in subsequent periods based on changes in the assumptions used to calculate fair value, until the measurement date is reached and the compensation expense is finalized.

Impairment of Long-Lived Assets

The Company's long-lived assets include capital assets and intangible assets with finite lives. The Company considers a two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines when impairment is recognized while the second measures the amount of the impairment. An impairment loss is recognized when the carrying amount on a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. To test for a measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company's property and/or equipment acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial position and results of operations. Intangible asset write-downs during the 2009, 2008 and 2007 fiscal years totaled $98,000, $0 and $1,332,000, respectively.

The Allocation of Proceeds to Share Purchase Warrants

The Company allocates proceeds from the issuance of capital, which includes warrants, based on fair value. Assumptions used take into account the offering price, the intrinsic value of the warrants, the price paid for the warrants, and the offering proceeds, in order to determine the share equivalent for each series of warrant issued.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company's history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company's balance sheets.

Selected Annual Data

The data below is presented in accordance with Canadian GAAP and refers to Canadian Dollars, in thousands, except for share and per share data.

	Year Ended July 31, 2009	**Year Ended July 31, 2008**	**Year Ended July 31, 2007**
Statement of Operations:			
Revenue			
Product Revenue	$3,244	$2,952	$2,764
License Fees and Royalties	597	639	512
Research and Development Contracts	-	-	148
Total Revenues	3,841	3,591	3,424
Expenses			
Cost of Sales	1,516	1,239	1,139
Research and Development	10,322	5,064	4,116
Operating, General and Administration	3,917	3,948	3,570
Sales and marketing	969	809	848
Amortization of Intangible Assets	12	16	159
Amortization of Capital Assets	274	254	287
Stock-Based Compensation	1,023	44	47
Interest Income, Net	(339)	(645)	(496)
Foreign Exchange Loss (Gain)	133	(327)	(9)
Impairment of Intangible Assets	98	-	1,332
Total Expenses	17,925	10,402	10,993
Loss Before Income Taxes	(14,084)	(6,811)	(7,569)
Income Taxes	(18)	(153)	(105)
Net Loss for the Period	(14,102)	(6,964)	(7,674)
Basic and Diluted Loss Per Share	(0.27)	(0.16)	(0.22)
Weighted Average Number of Shares Outstanding	52,001,636	42,469,362	35,615,335
Balance Sheet:			
Working Capital	15,296	19,166	11,468
Shareholders Equity	17,063	20,522	12,734
Capital Stock	81,576	71,964	57,350
Total Assets	19,319	21,666	14,273

Revenue

Revenue consists of:

- product revenue, including the distribution in Canada of Klean-Prep™ and Orthovisc®;
- royalty payments from Helsinn relating to its license of the Company's Klean-Prep™ technology; and
- contract revenue from research and development work conducted for a third-party. The last quarter to include any contract revenue from a third-party is the quarter ended April 30, 2007. The Company currently has no existing plans to contract its research and development services out to others, and instead, is focusing its resources on the development of the Company's L-DOS47 and Topical Interferon Alpha-2b.

Our total revenues by category are as follows:

	Fiscal 2009	**Fiscal 2008**	**Fiscal 2007**
Product Revenue	$3,244,000	$2,952,000	$2,764,00
License Fees and Royalty Revenue	597,000	639,000	512,000
Research and Development Contract Revenue	0	0	148,000
Total Revenue	**$3,841,000**	**$3,591,00**	**$3,424,00**
Percentage of revenue generated by two largest customers (1)	50%	55%	46%
Percentage of accounts receivable owed from two largest customers	19%	33%	29%

(1) The Company's two largest customers are Helsinn-Birex Pharmaceuticals Ltd. ("Helsinn"), a subsidiary of Helsinn Healthcare SA, a Swiss company and McKesson Corp. ("McKesson").

Product Revenue

Product revenue has remained consistent over the last three fiscal years with moderate growth. Product revenue consists mainly of revenue from the sale in Canada of Klean-Prep™ and Orthovisc®.

License Fees and Royalties

License fees and royalties consist of fees received from Helsinn-Birex Pharmaceuticals Ltd. ("Helsinn-Birex") pursuant to a license agreement granting Helsinn-Birex the right to sell Klean-Prep™ and fees received from Lumera Corporation pursuant to an exclusive sub-license agreement with respect to our biochip technology.

The Company's license arrangement with Lumera Corporation provided for certain minimum royalty payments, which were received by the Company in the third quarter of fiscal 2008. Lumera Corporation terminated this sub-license agreement effective December 19, 2008.

Research and Development Contract

Research and development contract revenue consists of payments made to the Company with respect to third-party topical formulation work on a fee-for-service basis. The Company currently does not have plans to contract our research and development services to others and is focusing its resources on the development of L-DOS47 and Topical Interferon Alpha-2b.

Our total revenues by geographic location are as follows:

Revenue (percentage of total revenues)	Fiscal 2009	Fiscal 2008	Fiscal 2007
Product Revenue	$3,244,000	$2,952,000	$2,764,000
Canada	94%	94%	94%
Europe	0%	0%	0%
United States	6%	6%	6%
License Fees and Royalty Revenue	$597,000	$639,000	$512,000
Canada	0%	0%	0%
Europe	85%	84%	100%
United States	15%	16%	0%
Research and Development Contract Revenue	$0	$0	$148,000
Canada	0%	0%	100%
Total Revenue	**$3,841,000**	**$3,591,000**	**$3,424,000**
Canada	80%	77%	80%
Europe	13%	15%	15%
United States	7%	8%	5%

Revenue originating outside of Canada represents license fee and royalty revenues earned by the Company's Irish subsidiary and the licensing of technology to Lumera Corporation, a U.S. company. The preponderance of the Company's capital assets are located in Canada.

Drug Distribution in Canada

The Company distributes the following products within several markets in Canada:

- Orthovisc® a treatment for osteoarthritis of the knee;
- Gastrointestinal products, including the Company's own Klean-Prep™;
- Imunovir™, an immune system modulating drug; and
- Branded products and over-the-counter drugs which are available without prescription.

In February 2004, the Company signed a five year extension of its exclusive distribution agreement with Anika Therapeutic for the distribution of Orthovisc® in Canada. Subsequent to July 31, 2009, the contract was extended to March 31, 2011. In August 2009, Anika Therapeutics received marketing approval from Health Canada to market Monovisc®, for which the Company will also have exclusive distribution rights in Canada.

The Company's contract with Newport Pharmaceuticals for the distribution of Imunovir™ in Canada was verbally renewed in December of 2003. The Company is currently in the process of formalizing a written agreement with Newport Pharmaceuticals. Revenues from Imunovir™ represent approximately 6.0% of product revenue. Either party may terminate this agreement at any time.

Cost of Sales

Cost of sales consists of all laid-down costs (sum of product and transportation costs) plus third-party warehousing, handling and distribution costs.

Research and Development

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs. Current research and development expenditures consist solely of costs related to the development of our L-DOS47 and Topical Interferon Alpha-2b products. Such expenditures vary based upon the various stages of completion that our products have achieved during a particular period.

For L-DOS47, Helix has commenced expanded animal testing and is currently in the process of developing clinical testing protocols so as to satisfy IND regulatory filing requirements and from there intends to seek approval from regulators in the U.S and Poland to commence Phase I and Phase I/II clinical studies, respectively, with the product.

For Topical Interferon Alpha-2b, the Company is working on two HPV-induced indications: low-grade cervical lesions and AGW. As it relates to the cervical indication, the Company plans to progress to large, randomized, vehicle-controlled double-blind studies, so as to evaluate the product in an expanded patient population. Helix is therefore preparing for both an IND and a CTA filing in the United States and Europe respectively. Helix's objective is to perform two parallel confirmatory pivotal efficacy trials, requiring approximately 400 patients per trial over a two-year period, intended to support marketing authorizations. With respect to AGW, a Phase II trial is ongoing at centers in Sweden and Germany, with a view to completing patient enrollment by the end of Helix's first quarter of fiscal 2010.

Operating, General and Administrative Costs

Operating, general and administrative costs consist of administrative wages, audit and consultancy services, insurance, and costs associated with being a public company.

Sales and Marketing

Sales and marketing expenses consist of sales related wages, commissions and marketing, advertising and promotion, regulatory fees and quality compliance associated with the Company's product distribution business in Canada.

Amortization of Intangible and Capital Assets

Amortization of intangible assets consists of capitalized patents. Amortization of capital assets consists of normal amortization charges for furniture, scientific equipment and computers.

Stock-Based Compensation

Stock-based compensation expense consists of the ongoing amortization of compensation costs of stock options granted on June 30, 2005 and December 17, 2008, over the course of their vesting period. The June 30, 2005 stock options were fully vested by the end of fiscal 2008.

Interest Income, Net

Interest income, net, consists of interest earned from funds deposited on account with financial institutions.

Foreign Exchange Loss/Gain

Foreign exchange gain/loss consists of exchange transactions from purchases denominated in foreign currency plus foreign exchange translations associated with the Company's integrated foreign operation in Europe which consist mainly of cash, denominated in Euro dollars.

Impairment of Intangible Assets

Intangible assets are subject to an impairment test under Canadian GAAP. When the carrying amount of the intangible assets is greater than the fair value of the intangible asset, the excess is charged to the income statement as an impairment.

Income Taxes

All income taxes paid by the Company are attributable to the Company's operations in Ireland.

Summary of Quarterly Results (Canadian GAAP)

The following tables summarize the Company's unaudited quarterly consolidated financial information for the previous three fiscal years. This data has been derived from the unaudited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in the Company's opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

Our revenues per quarter for the previous three fiscal years are as follows:

Revenue	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	$1,119,000	$863,000	$924,000	$935,000
Fiscal 2008	$885,000	$791,000	$1,018,000	$897,000
Fiscal 2007	$826,000	$892,000	$864,000	$842,000

The Company has generated revenues principally from two sources: product sales; and license fees and royalties. Until the third quarter of fiscal 2007, the Company also generated revenues from contract research and development.

Revenue over the last twelve fiscal quarters has been relatively stable except for the increase in the third quarter of fiscal 2008 and the first quarter of fiscal 2009. In the third quarter of fiscal 2008, the Company received a minimum royalty payment of US$100,000 from Lumera Corporation and in addition experienced higher sales of Klean-Prep™ in Canada. In the first quarter of 2009, the Company received a final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of its sub-license agreement with the Company.

Product sales consist mainly of revenue from the sale in Canada of both Klean-Prep™ and Orthovisc®.

Our net earnings (loss) per quarter for the previous three fiscal years are as follows:

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	($2,321,000)	($4,252,000)	($4,134,000)	($3,395,000)
Fiscal 2008	($1,644,000)	($1,526,000)	($1,139,000)	($2,655,000)
Fiscal 2007	($1,342,000)	($1,900,000)	($1,523,000)	($2,909,000)

We had no discontinued operations or extraordinary items during the previous three fiscal years. Up to and including the first quarter of fiscal 2009, quarterly net losses remained in the range between $1,139,000 and $2,909,000. The larger fourth quarter net loss in fiscal 2007 reflects a one-time write down of intellectual property. As of the fourth quarter of 2008 (and each subsequent quarter), the net losses mainly reflect higher research and development activities. In addition, the Company incurred various one time costs in the second and third quarters of fiscal 2009 associated with the Form 20-F registration statement which was filed with the U.S. Securities and Exchange Commission (the "SEC").

Our quarterly net loss per share (basic and diluted) for the previous three fiscal years are as follows:

Loss Per Share	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	($0.05)	($0.08)	($0.08)	($0.06)
Fiscal 2008	($0.05)	($0.04)	($0.03)	($0.04)
Fiscal 2007	($0.04)	($0.05)	($0.04)	($0.09)

Year Ended July 31, 2009 vs. Year Ended July 31, 2008

Results from Operations

The Company recorded a loss of $14,102,000 and $6,964,000, respectively, for the fiscal periods ended July 31, 2009 and 2008, for a loss per common share of $0.27 and $0.16, respectively.

The higher loss in fiscal 2009 mainly reflects higher research and development expenditures, stock-based compensation expense associated with stock options granted in the second quarter, lower interest income and a foreign exchange loss.

Revenues

Total revenues in fiscal 2009 were $3,841,000 and represent an increase of $250,000 or 7.0% when compared to total revenues in fiscal 2008 of $3,591,000. Product revenue contributed to the increase in revenue in fiscal 2009 when compared to fiscal 2008 and was offset slightly by a decrease in license fees and royalties.

Product Revenue

Product revenue in fiscal 2009 totalled $3,244,000 and represents an increase of $292,000 or 9.9% when compared to product revenue in fiscal 2008 of $2,952,000. Product sales of Orthovisc® grew in fiscal 2009 while Klean-Prep™ revenue remained relatively stable.

License Fees and Royalties

License fees and royalties in fiscal 2009 totalled $597,000 and represent a decrease of $42,000 or 6.6% when compared to fiscal 2008. The decrease reflects lower Klean-Prep™ royalty revenue from Helsinn-Birex which was offset by the final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of its sub-license agreement.

Cost of Sales

Cost of sales in fiscal 2009 and fiscal 2008 totalled $1,516,000 and $1,239,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2009 and fiscal 2008 were 46.7% and 42.0%, respectively. In addition to some foreign exchange, cost of sales was also impacted by higher distribution costs. The increase in cost of sales on a percentage basis was mainly the result of lower average sales per units sold especially for Orthovisc®. Lower pricing was offered on Orthovisc® to assist in customer retention for a scheduled launch of a new, single injection product in the first quarter of fiscal 2010.

Research and Development

The following table sets forth the research and development expenditures for L-DOS47 and Topical Interferon Alpha-2b during fiscal 2009 and 2008:

Research/Development Expenditures	**Fiscal 2009**	**Fiscal 2008**
DOS47	$4,389,000	$2,876,000
Topical Interferon Alpha-2b	$5,933,000	$2,188,000
Total Research and Development Expenditures	**$10,322,000**	**$5,064,000**

Research and development expenditures in fiscal 2009 totalled $10,322,000 and represent an increase of $5,258,000 or 103.8% when compared to fiscal 2008. L-DOS47 and Topical Interferon Alpha-2b reflect an increase of 52.6% and 171.2%, respectively. The increase in research and development expenditures associated with L-DOS47 are primarily related to the scale-up manufacturing program and ongoing collaborative research initiatives in anticipation of furnishing product for future clinical testing. The increase in research and development expenditures associated with Topical Interferon Alpha-2b reflect the ongoing costs for the AGW Phase II clinical trial in Sweden and Germany in addition to scale-up manufacturing costs, preparatory work and start-up of the European Phase II pharmacokinetic study in patients with low-grade cervical lesions.

Research and development expenditures in fiscal 2010 are projected to increase in the range of 45% to 60% over such expenditures in fiscal 2009 as preparations continue for the planned IND/CTA filings for a U.S. Phase I clinical study and a Polish Phase I/II clinical study for L-DOS47 and a U.S. Phase II/III clinical trial and a European Phase III clinical trial for Topical Interferon Alpha-2b (low-grade cervical lesions indication).

Operating, General and Administration

Operating, general and administration expenses in fiscal 2009 totalled $3,917,000 and represent a decrease of $31,000 or 0.8% when compared to fiscal 2008. The operating, general and administration expenditures include one time costs associated with the filing of a Form 20-F registration statement with the SEC, which became effective during the third quarter of fiscal 2009. Other expenditures included in operating, general and administration expenditures are costs associated with the implementation of a new financial reporting system and expenditures associated with capital raising initiatives. Offsetting some of the aforementioned increases in expenditures are lower wages and benefits from the foregoing of accrued vacation days by management during the current fiscal year and lower wages and benefits due to a one-time charge relating to the resignation of the Company's previous Chairman, and executive bonuses paid, in fiscal 2008.

Sales and Marketing

Sales and marketing expenses in fiscal 2009 totalled $969,000 and represent an increase of $160,000 or 19.8% when compared to fiscal 2008. The increase mainly reflects higher sale agent commission resulting form higher product revenues along with increased advertising and promotional expenditures.

Amortization of Intangible and Capital Assets

Amortization of intangible assets in fiscal 2009 totalled $12,000 and represents a decrease of $4,000 when compared to fiscal 2008. The lower amortization expense of intangible assets was the result of the write-down of in tangible assets in the fourth quarter of fiscal 2009.

Amortization of capital assets in fiscal 2009 increased $20,000 when compared to fiscal 2008. The higher amortization expense of capital assets in fiscal 2009 is the result of higher capital acquisitions in the current fiscal year.

Stock-Based Compensation

Stock-based compensation expenses in fiscal 2009 totalled $1,023,000 and represent an increase of $979,000 when compared to fiscal 2008. The stock-based compensation expense in fiscal 2009 relates to the ongoing amortization of compensation costs of 2,070,000 stock options granted on December 17, 2008 over their vesting period. The stock options vested 25% on the date of grant and 25% at each anniversary date thereafter. The Company did not issue any stock options in fiscal 2008. The stock-based compensation expense for fiscal 2008 represents the ongoing amortization of compensation costs of stock options granted on June 30, 2005, over their vesting period.

Interest Income, Net

Interest income totalled $339,000 in 2009 and $645,000 in fiscal 2008. The decrease in interest income in fiscal 2009 reflects lower interest rates earned on deposits resulting from the global financial crisis.

Foreign Exchange Loss/Gain

The Company recorded a foreign exchange loss of $133,000 in fiscal 2009 and a foreign exchange gain of $327,000 in fiscal 2008. Foreign exchange losses mainly reflect the lower Canadian dollar exchange rate relative to the U.S. dollar with the largest impact related to the second and third quarters of fiscal 2009. Also impacting the foreign exchange loss in the year is the foreign currency translation of the Company's integrated foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are used to fund clinical trials of Topical Interferon Alpha-2b in Europe.

Impairment of Intangible Assets

Impairment of intangible assets totaled $98,000 in fiscal 2009 and $nil in fiscal 2008. During the fourth quarter of fiscal 2009, the Company reviewed its capitalized intangible assets and determined that expected future cash flows may not exceed their carrying values. As a result, the carrying value of the related intellectual property became impaired and was written down.

Income Taxes

Income tax expenses totalled $18,000 in fiscal 2009 and $153,000 in fiscal 2008. Income taxes are attributable to the Company's operations in Ireland.

Year Ended July 31, 2008 vs. Year Ended July 31, 2007

Results from Operations

The Company recorded a loss of $6,964,000 and $7,674,000, respectively, for the fiscal periods ended July 31, 2008 and 2007, for a loss per common share of $0.16 and $0.22, respectively.

Product revenue along with license fees and royalties contributed to the increase in revenue in fiscal 2008 when compared to fiscal 2007 while research and development contract revenue of $0 in fiscal 2008 was lower than fiscal 2007. The Canadian dollar's increasing strength over the last three fiscal years moderated in fiscal 2008.

Overall expenses in fiscal 2008 were lower than in fiscal 2007. Higher interest income and foreign exchange gains in fiscal 2008 offset higher research and development expenditures and operating, general and administrative expenditures, in addition to a one time write down of intangible assets in fiscal 2007.

Revenues

Total revenues in fiscal 2008 were $3,591,000 and represent an increase of $167,000 or 4.9% when compared to total revenues in fiscal 2007 of $3,424,000. Product revenue along with license fees and royalties contributed to the increase in revenue in fiscal 2008 when compared to fiscal 2007, while research and development contract revenue of $0 in fiscal 2008 was lower than fiscal 2007.

Product Revenue

Product revenue in fiscal 2008 totalled $2,952,000 and represents an increase of $188,000 or 6.8% when compared to product revenue in fiscal 2007 of $2,764,000. Product sales of Klean-Prep™ continued to grow in fiscal 2008 and more than offset lower sales of Orthovisc® in Canada. Orthovisc® revenue now appears to be relatively stable.

License Fees and Royalties

License fees and royalties in fiscal 2008 totalled $639,000 and represent an increase of $127,000 or 24.8% when compared to fiscal 2007. The increase is mainly the result of a milestone payment from the sub-licensing arrangement of the Company's biochip technology to Lumera Corporation. Subsequent to the end of fiscal 2008, Lumera Corporation provided notice of its termination of the sub-license agreement effective December 19, 2008 and paid the required termination payment of US$75,000.

Research and Development Contracts

Research and development contract revenue in fiscal 2008 totaled $0 and represents a decrease of $148,000 when compared to fiscal 2007. The Company completed a research and development contract in the third quarter of fiscal 2007. The Company currently has no plans to contract its research and development services out to third parties, as the Company is focusing its resources on the development L-DOS47 and Topical Interferon Alpha-2b.

Cost of Sales

Cost of sales in fiscal 2008 and 2007 totalled $1,239,000 and $1,139,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2008 and 2007 were 42.0% and 41.2%, respectively. The Canadian dollar's strength over the last three fiscal years has moderated in fiscal 2008 and was range bound during the year, reflecting slightly higher cost of sales.

Research and Development

The following table sets forth the research and development expenditures for L-DOS47 and Topical Interferon Alpha-2b during fiscal 2008 and 2007:

Research/Development Expenditures	**Fiscal 2008**	**Fiscal 2007**
DOS47	$2,876,000	$2,302,000
Topical Interferon Alpha-2b	$2,188,000	$1,814,000
Total Research and Development Expenditures	**$5,064,000**	**$4,116,000**

Research and development expenditures in fiscal 2008 totalled $5,064,000 and represent an increase of $948,000 or 23.0% when compared to fiscal 2007. L-DOS47 and Topical Interferon Alpha-2b reflect an increase of 24.9% and 20.6%, respectively. The increase in L-DOS47 research and development expenditures reflect advancing preclinical costs in preparation for pre-IND meetings and a Phase I IND filing which is anticipated to occur before July 31, 2009, being the end of the fourth quarter of fiscal 2009. The increase in research and development expenditures related to Topical Interferon Alpha-

2b reflect additional costs of preparing to open additional sites in Germany for the AGW clinical trial and the expected Phase IIb/III IND/CTA filings for the LSIL clinical trial, anticipated to occur before the end of the fourth quarter of fiscal 2009.

Operating, General and Administration

Operating, general and administration expenses in fiscal 2008 totalled $3,948,000 and represent an increase of $378,000 or 10.6% when compared to fiscal 2007. Operating, general and administration expenses in fiscal 2008 reflect higher audit and consulting fees and a one time charge of $434,000 relating to the resignation of the Company's Chairman. Offsetting these costs were lower legal fees associated with the January 2008 annual general meeting.

Sales and Marketing

Sales and marketing expenses in fiscal 2008 totalled $809,000 and represent a decrease of $39,000 or 4.6% when compared to fiscal 2007. The decrease reflects lower advertising and promotions which were offset by higher product quality and compliance costs.

Amortization of Intangible and Capital Assets

Amortization of intangible assets in fiscal 2008 totalled $16,000 and represents a decrease of $143,000 when compared to fiscal 2007. Certain intangible assets were fully amortized in fiscal 2007 and prior years, resulting in the lower amortization expense in fiscal 2008 and on a forward-going basis. Intangible assets are amortized on a straight-line basis. Amortization of capital assets in fiscal 2008 decreased marginally when compared to fiscal 2007.

Stock-Based Compensation

Stock-based compensation expenses in fiscal 2008 totalled $44,000 and represent a decrease of $3,000 when compared to fiscal 2007. The Company did not issue any stock options in fiscal 2008 and the stock-based compensation expenses during the year represent the ongoing amortization of compensation costs of stock options granted on June 30, 2005, over their vesting period.

Interest Income, Net

Interest income totaled $645,000 in fiscal 2008 and $496,000 in 2007. The increase is primarily the result of higher on hand cash balances in fiscal 2008 versus fiscal 2007.

Foreign Exchange Loss/Gain

The Company recorded a foreign exchange gain of $327,000 in fiscal 2008, which compares favourably to the foreign exchange gain of $9,000 which was realized in fiscal 2007. The Canadian dollar's strength over the last three fiscal years moderated in fiscal 2008 while the Euro dollar appreciated against all currencies. The net assets in Europe consist mainly of cash and cash equivalents, denominated in Euro dollars and are used to fund clinical trials of the Topical Interferon Alpha-2b in Europe.

Impairment of Intangible Assets

Impairment of intangible assets totaled $0 in fiscal 2008 and $1,332,000 in fiscal 2007. The Company previously determined that expected future cash flows may not exceed the carrying value of its biochip technology and in fiscal 2007 recorded an impairment of its biochip technology.

Income Taxes

Income tax expenses totaled $153,000 in fiscal 2008 and $105,000 in fiscal 2007. Income taxes are attributable to the Company's operations in Ireland where royalty revenue remained flat on a year over year basis.

Recent Canadian Accounting Pronouncements

Effective August 1, 2008, the Company adopted the new accounting standards that were issued by The Canadian Institute of Chartered Accountants ("CICA"): Handbook Section 1400 "General standards on financial statement presentation", Handbook

Section 1506 "Accounting Changes", Handbook Section 1535 "Capital Disclosures", Handbook Section 3031 "Inventories", Handbook Section 3862 "Financial Instruments – Disclosures" and Handbook Section 3863 "Financial Instruments – Presentation"

General Standards on Financial Statement Presentation

Section 1400 includes requirements to assess and disclose an entity's ability to continue as going concern, as disclosed in note 2 of the consolidated financial statements. The adoption of this change did not have an impact on the Company's consolidated financial statements.

Accounting Changes

Section 1506, Accounting Changes allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. In addition, Section 1506: requires changes in accounting policy to be applied retrospectively unless doing so is impracticable; requires prior period errors to be corrected retrospectively; and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of this standard did not have any impact on the Company's consolidated financial statements.

Capital Disclosures

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. It requires the disclosure of information about: an entity's objectives, policies and processes for managing capital; compliance with any capital requirements; and if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by Section 1535 in note 10 of the Company's consolidated financial statements.

Inventories

Section 3031 introduces significant changes to measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost or net realizable value, the allocation of overhead based on normal capacity, the use of a specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, and the reversal of previous write-downs to net realizable value when there is subsequent increase in the value of inventories. Inventory carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. The Company's cost of inventories is comprised of all laid down costs and are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. The Company adopted the standard on a prospective basis. This section did not have a material impact on the Company's consolidated financial statements.

Financial Instruments

Section 3862 on Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation increase the emphasis on risk associated with both recognized and unrecognized financial instruments and how these risks are managed. Section 3863 replaces Section 3861, Financial Instruments – Disclosure and Presentation. The new disclosure requirements pertaining to these Sections are contained in note 11 of the consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC Abstract 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". The EIC requires the Company to take into account the Company's own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this change did not have an impact on the Company's consolidated financial statements.

Liquidity and Capital Resources

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, on interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company's long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company's ongoing research and development programs.

At July 31, 2009, July 31, 2008, and July 31, 2007, the Company had cash and cash equivalents totaling $14,494,000, $19,057,000 and $11,379,000, respectively. The increase in cash and cash equivalents is the result of several private placements. In fiscal 2007, the Company completed a private placement issuing 3,650,000 units at $1.93 per unit, for gross proceeds of $7,044,500. Each unit consisted of one common share and one common share purchase warrant. The common share purchase warrants expired, unexercised on March 31, 2008. In fiscal 2008, the Company completed another private placement issuing 10,040,000 common shares at $1.68 per common share, for gross proceeds of $16,867,200. In fiscal 2009, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000. Each unit consists of one common share and one-half common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.36 until October 1, 2011. Subsequent to the fiscal year ended July 31, 2009, the Company completed an additional private placement. On September 8, 2009, the Company completed a private placement, issuing 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250.

At July 31, 2009, July 31, 2008 and July 31, 2007, the total number of common shares issued was 53,175,335, 46,375,335 and 36,335,335, respectively, and the Company's working capital was $15,296,000, $19,166,000 and $11,468,000, respectively.

Based on our planned expenditures and assuming no unanticipated expenses, we estimate that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.

The Company has no external sources of liquidity such as bank lines of credit. The Company will require future additional financing to carry out its business plan. The market for both debt and equity financings for companies such as Helix has always been challenging, and the global economic downturn and credit crisis have added further challenges. The failure to obtain financing on a timely basis may result in the Company's having to reduce or delay one or more of its planned research, development and marketing programs and to reduce related overhead, any of which could impair the Company's current and future value. It may also have a material adverse effect on the Company's ability to continue as a going concern. Any additional equity financing, if obtained, may result in significant dilution to the existing shareholders at the time of such financing.

The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company's interest in its projects or products. There can be no assurance, however, that any such alternative sources of funding will be available.

Capital Expenditures

In fiscal 2010, the Company is planning to spend approximately $174,400 in capital expenditures, primarily on computers, scientific testing and processing equipment. The Company is financing these expenditures from internal cash resources and all capital equipment is located in both Canada and the United States. There have been no divestures of capital assets.

Capital expenditures made since the beginning of the Company's last three fiscal years are as follows:

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2009	$932,000	Purchase of Capital Assets
Fiscal 2008	$266,000	Purchase of Capital Assets
Fiscal 2007	$63,000	Purchase of Capital Assets

The majority of capital expenditures for each of the three fiscal years mainly represent manufacturing and scientific equipment in connection with third-party manufacturing of clinical supplies and research/development work for both L-DOS47 and Topical Interferon Alpha-2b.

Capital divestitures made since the beginning of the Company's last three fiscal years have been $0.

Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to their short-term maturities. Financial instruments potentially exposing the Company to concentrations of credit risk consist of accounts receivable, which are limited to a large international pharmaceutical company and Canadian pharmaceutical wholesalers and pharmacies. The Company adopts credit policies and standards to monitor the evolving health care industry. Management is of the opinion that any risk of credit loss is significantly reduced due to the financial strength of the Company's major customers. Cash and cash equivalents are invested, at times, in certain risk free interest bearing instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the Canadian dollar. The majority of the Company's revenues are transacted in Canadian Dollars, with a portion denominated in Euros and to a lesser extent, in U.S. Dollars. Purchases of inventory are primarily transacted in U.S. Dollars while other expenses, consisting of the majority of salaries, operating costs and overhead are incurred primarily in Canadian Dollars. Research and development expenditures are incurred in both Euros and Canadian Dollars. The Company maintains net monetary asset and/or liability balances in foreign currencies and does not engage in currency hedging activities using financial instruments.

Related Party Transactions

During the 2009, 2008 and 2007 fiscal years, the Company paid $287,000, $267,000 and $255,000, respectively, to Cawkell Brodie Glaister LLP, legal counsel to the Company, for legal services rendered. Kenneth A. Cawkell, Corporate Secretary and a director of the Company, is a partner of Cawkell Brodie Glaister LLP.

The Company has identified a complete fill finish solution provider, Chesapeake Biological Laboratory in Baltimore, for the purposes of vialing bulk drug product of L-DOS47 for human clinical testing. Jack M. Kay, a director of Helix is also a director of Cangene Corporation, the parent company of Chesapeake Biological Laboratory. During the 2009, 2008 and 2007 fiscal years, the Company paid $156,000, $0 and $0, respectively to Chesapeake Biological Laboratory.

The Company is party to an agreement with Apotex, a Canadian pharmaceutical company, to identify and characterize a lead formulation for Apotex's topical therapeutic product line. Apotex is considered a related party, as Jack M. Kay, a director of the Company, is also the President and Chief Operating Officer of Apotex. During the 2009, 2008 and 2007 fiscal years, the Company received $0, $0 and $148,000, respectively, for contracted research and development services provided to Apotex.

Effective September 2006, the Company terminated its contractual arrangement to pay Dr. Marianna Foldvari, a former director of a subsidiary company, for consulting services. Prior to September 2006, the Company paid the director $2,500 per month for consulting services.

Cash Flow

Cash used in fiscal 2009 operating activities totaled ($13,157,000) including the ($14,102,000) net loss. Significant adjustments included: stock-based compensation related to earlier stock option grants of $1,023,000; amortization of capital assets of $274,000; foreign exchange loss of $133,000; write-down of intangible assets $98,000 and ($718,000) in changes in non-cash working capital balances related to operations. On a monthly basis, the average monthly cash expenditures were approximately $1,096,000 in fiscal 2009, $583,000 in 2008, and $507,000 in 2007; the higher monthly expenditures in fiscal 2009 were primarily due to higher research and development expenditures, one time costs associated with the filing of a Form 20-F registration statement with the SEC, which became effective during the third quarter of fiscal 2009 and costs associated with the implementation of a new financial reporting system and capital raising initiatives. Cash used in fiscal 2008 ended July 31, 2008 operating activities totaled ($6,997,000) including the ($6,964,000) net loss. Significant adjustments included: amortization of capital assets of $254,000; amortization of intangible assets of $16,000; stock-based compensation related to earlier stock option grants of $44,000; foreign exchange gain of ($327,000); and ($20,000) in changes in non-cash working capital balances related to operations. Cash used in fiscal 2007 ended July 31, 2007 operating activities totaled ($6,079,000) including the ($7,674,000) net loss. Significant adjustments included: amortization of capital assets of $287,000; amortization of intangible assets of $159,000; stock-based compensation related to earlier stock option grants of $47,000; write-down of intangible assets of $1,332,000, foreign exchange gain of ($9,000); and ($221,000) in changes in non-cash working capital balances related to operations

Cash provided from financing activities in fiscal 2009, 2008, and 2007 was $9,659,000, $14,614,000 and $6,480,000 respectively. All of the cash provided from financing activities is attributable to the Company completing various rounds of private placement financings.

In fiscal 2009, the use of funds from investing activities reflected capital purchases of $932,000. In fiscal 2008, the use of funds from investing activities reflected capital purchases of $266,000. Cash provided from fiscal 2007 investing activities was $6,577,000 and predominately reflects $6,640,000 in redemptions of short-term investments. When appropriate, the Company maintains excess funds in risk free, short-term interest bearing investments and redeems these funds as required for its daily operating requirements. Also, in fiscal 2007, the use of funds from investing activities reflected capital purchases of $63,000.

As of July 31, 2009, the Company had $14,916,000 in tax loss carry-forwards which expire between fiscal 2013 and 2029. The only corporate taxes owed related to the Company's integrated foreign subsidiary in Ireland.

Research and Development, Patents and Licenses, etc.

The Company's primary focus is research and development of innovative products for the treatment and prevention of cancer based on its proprietary technologies. The Company currently incurs research and development expenditures solely on the development of L-DOS47 and Topical Interferon Alpha-2b.

Internally generated research costs, including the costs of developing intellectual property and registering patents, are expensed as incurred. Internally generated development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. To date, the Company has not deferred any internally generated development costs.

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third-party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements in place at this time.

Tabular Disclosure of Contractual Obligations

The following table depicts the Company's contractual commitments at July 31, 2009:

	Total	<1 year	1-3 Years	3-5 Years	>5 Years
Royalty and in-licensing (1)	$150,000	$10,000	$20,000	$20,000	$100,000
Clinical Research Organizations (2)	$1,312,000	$958,000	$354,000	$0	$0
Contract Manufacturing Organizations (3)	$671,000	$671,000	$0	$0	$0
Collaborative Research Organizations (4)	$1,195,000	$934,000	$261,000	$0	$0
Purchasing (5)	$1,696,000	$935,000	$761,000	$0	$0
Operating Leases (6)	$902,000	$381,000	$326,000	$195,000	$0
Consulting Services (7)	$277,000	$277,000	$0	$0	$0
TOTALS	**$6,203,000**	**$4,166,000**	**$1,722,000**	**$215,000**	**$100,000**

(1) Does not include future royalty and milestone payments.
(2) The Company has three separate CRO supplier agreements, whereby the CRO's will provide collaborative services related to the management of a phase II clinical trial in Sweden and Germany for Topical Interferon Alpha-2b in patients with ano-genital warts, who are positive with HPV and the phase II pharmacokinetic study in Germany.
(3) The Company has two separate CMO supplier agreements related to the Company's Topical Interferon Alpha-2b program. The one CMO agreement relates to the manufacturing of clinical trial kits to support the current phase II clinical trials of patients with ano-genital wart clinical trials in Sweden and Germany and the phase II pharmacokinetic evaluation in patients with cervical dysplasia. The second CMO agreement relates to the GMP scale-up manufacturing program in support of a planned Phase IIb and III trials in the United States and Europe respectively. The Company has three separate CMO supplier agreements related to the Company's L-DOS47 program, all of which are interrelated in the scale-up of L-DOS47 in preparation for human clinical trials.
(4) The Company has one Collaborative Research master service agreement relating to the Company's L-DOS47 program. The nature of the services includes assay development, animal studies ongoing future clinical sample analysis.
(5) Orthovisc® purchase commitments. The Company has inventory purchase commitments of $1,696,000 with one supplier through to March 2011.
(6) The Company owes $902,000 under various operating lease agreements with remaining terms of up to June 2014 for office and warehouse and research premises.
(7) The Company has entered into a consulting services arrangement for both research and development consulting services of $277,000 through fiscal 2010.

Quantitative And Qualitative Disclosures About Market Risk

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management (the identification and evaluation of financial risk) is carried out by the finance department, in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

The Company does not currently have any long-term debt, not does the Company utilize interest rate swap contracts to hedge against interest rate swaps.

The Company does not use financial instruments for trading purposes and is not party to any leverage derivatives. The Company does not currently engage in hedging transactions.

Currency risk

The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar. Foreign exchange risks arise from the foreign currency translation of the Company's integrated foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are currently used to fund clinical trials of Topical Interferon Alpha-2b in Europe. In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company also receives a revenue stream from royalties denominated in Euro dollars from the licence of the Company's Klean-Prep™ to Helsinn-Birex Pharmaceuticals Ltd., a subsidiary of Helsinn Healthcare SA, a Swiss company.

The Company's main objective in managing its foreign exchange risk has been to maintain sufficient Euro dollars on hand to support Euro forecasted cash flows in support of ongoing clinical trials of Topical Interferon Alpha-2b in Europe as well as a hedge against purchase transactions denominated in Euro dollars. The Company has generally maintained minimal cash balances denominated in U.S. dollars due to the Canadian dollar's appreciation against the U.S. dollar and the small amount of purchase transactions denominated in U.S. dollars. As the Company expands its research and development programs, some of these contracted services are being denominated in U.S. dollars. The Company is currently assessing its objectives, as it relates to U.S. denominated foreign exchange transactions, in light of the ongoing weakness of the U.S. dollar against the Canadian dollar and other world currencies.

Any fluctuation in the exchange rates of the foreign currencies listed above could have a significant impact on the Company's results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

Interest rate risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions.

The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents. The impact of interest rate fluctuations will vary as the amount of cash and cash equivalents the Company holds, changes. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis. The Company limits its investing of excess funds to risk-free financial instruments, such as Bankers' Acceptances.

Fluctuations in the market rates of interest do not have a significant impact on the Company's results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The carrying value amount of financial assets recorded in the Company's audited consolidated financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk. The

Company does not have a large customer base, which facilitates the monitoring of credit risk and credit standing of counterparties on a regular basis.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities. In addition, management actively reviews and approves planned expenditures.

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company's long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company's ongoing research and development programs.

Recent Canadian Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company's first annual IFRS financial statements will be for the year ending July 31, 2011 and will include the comparative period of fiscal 2010.

The Company is completing a preliminary assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. As this assessment is finalized, the Company intends to disclose such impacts in its future consolidated financial statements.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on August 1, 2011. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets, and is effective for the Company on August 1, 2009. The Company is currently assessing the impact of this section on its consolidated financial position and results of operation.

Financial Instruments – Disclosures

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures ("Section 3862"), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based in inputs that are not based on observable market data. The amendments to Section 3862 are effective for the Company on August 1, 2009.

Outstanding Share Data

On the date of this filing, the Company had outstanding 59,800,335 common shares; warrants to purchase up to 10,025,000 common shares; and incentive stock options to purchase up to 3,564,000 common shares.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure. As at July 31, 2009, the Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission).

Based on this evaluation, the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have concluded that, as at July 31, 2009, due to the material weaknesses in internal controls over financial reporting, as set out below, the Company's disclosure controls and procedures are not effective in providing reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure.

Management has specifically identified material weaknesses described in the "Management's Annual Report on Internal Control over Financial Reporting" section below.

Management believes, based on its knowledge, that (i) this report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements not misleading, in light of the circumstances under which they were made, with respect to the period covered by this report and, (ii) the financial statements, and other financial information included in this report, fairly present in all material respects our financial condition, results of operations and cash flows at, and for, the periods presented in this report.

Management's Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements and/or fraud. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the design and operating effectiveness of internal controls over financial reporting as at July 31, 2009. In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that internal control over financial reporting was not operating effectively as of July 31, 2009. Management has identified the material weaknesses noted below:

(i) The Company has insufficient personnel with an appropriate level of technical accounting knowledge, experience and training to ensure complex and non-routine transactions are accounted for in accordance with GAAP. This control deficiency, which is pervasive in nature, creates a reasonable possibility that a material misstatement of the interim and annual financial statements would not have been prevented or detected on a timely basis.

(ii) The Company does not have a sufficient number of personnel to enable effective segregation of duties over the preparation of financial statements and related note disclosures. Specifically, all complex and non-routine accounting and taxation matters are handled directly by the CFO, with no other internal review, as there are no other senior executives who have significant financial accounting or taxation background, and therefore, may not have the necessary knowledge or skill to perform a detailed review of the CFO's work. In addition, certain other personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for note disclosures without adequate independent review. This control deficiency, which is pervasive in nature, did result in adjustments to note disclosures in the financial statements and creates a reasonable possibility that a material misstatement of the interim and annual financial statements would not have been prevented or detected on a timely basis.

The above control deficiencies, which are pervasive in impact, resulted in adjustments to the financial statements, which on their own and in total were not material in nature. Nevertheless, there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis.

Changes in Internal Control over Financial Reporting and Future Remediation Plans

During the second half of fiscal 2009, the Company hired a Controller as a stepped solution to deal with the issue associated with absolute segregation of duties.

Any future changes in either the number or level of in-house technical expertise, to address all possible complex and non-routine accounting transactions, will be dependant upon the growth, complexity and stage of development of the Company's operations.

Management will continue to review internal controls and procedures and, if appropriate, implement changes to its current internal control processes in an attempt to reduce or eliminate material weaknesses in the future.

Additional Information

Additional information relating to the Company, including our Annual Information Form in the form of a Form 20-F for the Company's fiscal year ended July 31, 2009, is available on SEDAR at www.sedar.com and on the SEC website at www.sec.gov/edgar.shtml.

Dated October 20, 2009

HelixBioPharmaCorp.

Consolidated Financial Statements of Helix BioPharma Corp.

Years ended July 31, 2009, 2008 and 2007

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The accompanying consolidated financial statements of Helix BioPharma Corp. and other financial information contained in this annual report are the responsibility of management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using management's best estimates and judgments, where appropriate. In the opinion of management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

To assist management in discharging these responsibilities, the Company maintains an effective system of procedures and internal controls which is designed to provide reasonable assurance that its assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that the financial records form a reliable base for the preparation of accurate and reliable financial information.

The Board of Directors ensures that management fulfils its responsibilities for the financial reporting and internal control. The Board of Directors exercises this responsibility through its independent Audit Committee comprising a majority of unrelated and outside directors. The Audit Committee meets periodically with management and annually with the external auditors to review audit recommendations and any matters that the auditors believe should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG's report on the consolidated financial statements is presented herein.

/s/ Donald H. Segal
Donald H. Segal
Chief Executive Officer

/s/ Photios (Frank) Michalargias
Photios (Frank) Michalargias
Chief Financial Officer

October 20, 2009

KPMG LLP
Chartered Accountants
Yonge Corporate Centre
4100 Yonge Street, Suite 200
Toronto, ON, M2P 2H3
Canada

Telephone (416) 228-7000
Fax (416) 228-7123
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Helix BioPharma Corp. as at July 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended July 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2009 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
October 20, 2009

HELIX BIOPHARMA CORP.
Consolidated Balance Sheets
As at July 31, 2009 and 2008 (In thousands of Canadian dollars)

	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 14,494	$ 19,057
Accounts receivable	1,053	349
Inventory	858	458
Prepaid and other expenses	1,049	446
	17,454	20,310
Investment (*notes 4 and 5*)	56	95
Capital assets (*note 6*)	1,809	1,151
Intangible assets (*note 7*)	–	110
	$ 19,319	$ 21,666
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 1,299	$ 598
Accrued liabilities	834	546
Deferred lease credit	25	–
	2,158	1,144
Deferred lease credit – non current:	98	–
Shareholders' equity (*note 8*):	17,063	20,522
Future operations (*note 1*)		
Commitments and contingencies (*note 9*)		
Subsequent events (*note 19*)		
	$ 19,319	$ 21,666

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

/s/ Donald H. Segal
Donald H. Segal,
Chair, Board of Directors

/s/ W. Thomas Hodgson
W. Thomas Hodgson,
Chair, Audit Committee

HELIX BIOPHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
Years ended July 31, 2009, 2008 and 2007 (In thousands of Canadian dollars, except per share amounts)

	2009	2008	2007
Revenue:			
Product revenue	**$ 3,244**	$ 2,952	$ 2,764
License fees and royalties	**597**	639	512
Research and development contract	–	–	148
	3,841	3,591	3,424
Expenses:			
Cost of sales	**1,516**	1,239	1,139
Research and development	**10,322**	5,064	4,116
Operating, general and administration	**3,917**	3,948	3,570
Sales and marketing	**969**	809	848
Amortization of intangible assets	**12**	16	159
Amortization of capital assets	**274**	254	287
Stock-based compensation	**1,023**	44	47
Interest income	**(339)**	(645)	(496)
Foreign exchange loss (gain)	**133**	(327)	(9)
Impairment of intangible assets	**98**	–	1,332
	17,925	10,402	10,993
Loss before income taxes	**(14,084)**	(6,811)	(7,569)
Income taxes (*note 12*)	**18**	153	105
Net loss for the year	**(14,102)**	(6,964)	(7,674)
Other comprehensive loss, net of tax:			
Decrease in fair value of available-for-sale investments (net of tax of $nil)	**(39)**	(54)	–
Total comprehensive loss	**$ (14,141)**	$ (7,018)	$ (7,674)
Loss per share (*note 14*):			
Basic	**$ (0.27)**	$ (0.16)	$ (0.22)
Diluted	**(0.27)**	(0.16)	(0.22)
Weighted average number of common shares used in the calculation of basic and diluted loss per share	**52,001,636**	42,469,362	35,615,335

Consolidated Statements of Deficit
Years ended July 31, 2009, 2008 and 2007 (In thousands of Canadian dollars)

	2009	2008	2007
Net loss for the year	**$ (14,102)**	$ (6,964)	$ (7,674)
Deficit, beginning of year	**(58,692)**	(51,728)	(44,054)
Deficit, end of year	**$ (72,794)**	$ (58,692)	$ (51,728)

See accompanying notes to consolidated financial statements.

HELIX BIOPHARMA CORP.
Consolidated Statements of Cash Flows
Years ended July 31, 2009, 2008 and 2007 (In thousands of Canadian dollars)

	2009	2008	2007
Cash provided by (used in):			
Operating activities:			
Loss for the year	**$ (14,102)**	$ (6,964)	$ (7,674)
Items not involving cash:			
Amortization of capital assets	**274**	254	287
Amortization of intangible assets	**12**	16	159
Deferred lease credit	**123**	–	–
Stock-based compensation	**1,023**	44	47
Impairment of intangible assets	**98**	-	1,332
Foreign exchange loss (gain)	**133**	(327)	(9)
Change in non-cash working capital:			
Accounts receivable	**(704)**	553	(24)
Inventory	**(400)**	81	(121)
Prepaid and other expenses	**(603)**	(259)	(27)
Accounts payable and accrued liabilities	**989**	(395)	(49)
	(13,157)	(6,997)	(6,079)
Financing activities:			
Proceeds from the issue of warrants and common shares, net of issue costs	**9,659**	14,614	6,480
	9,659	14,614	6,480
Investing activities:			
Redemption (purchase) of short-term investments, net	–	–	6,640
Purchase of capital assets	**(932)**	(266)	(63)
	(932)	(266)	6,577
Effect of exchange rate changes on cash and cash equivalents	**(133)**	327	9
Increase (decrease) in cash and cash equivalents	**(4,563)**	7,678	6,987
Cash and cash equivalents, beginning of year	**19,057**	11,379	4,392
Cash and cash equivalents, end of year	**$ 14,494**	$ 19,057	$ 11,379
Supplemental cash flow information:			
Interest received	**$ 349**	$ 652	$ 496
Interest paid	**1**	1	2
Income taxes paid	**82**	4	–

See accompanying notes to consolidated financial statements.

1. Future operations

Helix's principal business activities are focused on biopharmaceuticals, primarily in the areas of cancer prevention and treatment. In addition, the Company earns revenues from its drug distribution business in Canada and international licensing activities. The Company has funded its research and development activities through the issuance of common shares and warrants and limited commercial activities.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources. The continuation of the Company's research and development activities and the commercialization of its products are dependent upon the Company's ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof.

2. Basis of presentation

The consolidated financial statements presented have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption. While the Company estimates it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company's long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company's ongoing research and development programs. On September 8, 2009 the Company announced the completion of a private placement for gross proceeds of $13.6 million as disclosed in note 19.

3. Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

(a) Principles of consolidation
The consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries and variable interest entities ("VIEs") where the Company is the primary beneficiary, after elimination of intercompany transactions and balances. VIEs are entities in which equity investors do not have controlling financial interest or the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties. The Company does not have any investments in VIEs.

(b) Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of estimates relate to the assessment of impairment in the value of long-term investments, determination of useful lives and assessment of impairment of long-lived assets such as capital assets, acquired technology under development and patents, determination of fair value of stock options granted for estimating stock-based compensation expense, the allocation of proceeds to share purchase warrants and the determination of valuation allowance of future tax assets.

In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

(c) Cash and cash equivalents
The Company considers cash on hand, deposits in banks and bank term deposits with maturities of 90 days or less as cash and cash equivalents.

(d) Inventory
Inventory consisting of finished goods is valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. In determining the net realizable value, the Company considers factors such as yield, turnover, expected future demand and past experience. Cost includes the cost to purchase the products. The total amount of inventories recognized as an expense (cost of sales) during the year was $1,332,000, (2008 – $1,080,000; 2007 – $1,139,000). There were no write-downs or reversal of write-downs of inventory recognized as an expense (cost of sales) during the year.

Effective August 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories, as described in note 4(d).

(e) Capital assets
Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the following methods and annual rates:

Asset	Basis	Rate
Research, manufacturing and computer equipment	Declining balance	20% - 30%
Furniture and fixtures	Declining balance	20% - 30%
Leasehold improvements	Straight line over lease term	Lease term

(f) Research and development
Internally generated research costs, including the costs of developing intellectual property and registering patents, are expensed as incurred. Internally generated development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. To date, the Company has not deferred any internally generated development costs.

(g) Revenue recognition
Product revenue from pharmaceutical sales is recognized when title has transferred to the customer and the customer has assumed the risk and rewards of ownership. Revenue from product sales is recorded net of estimated discounts, product returns and other charge-backs, if any.

Certain license fees are comprised of initial fees and milestone payments pursuant to collaborative agreements and other licensing arrangements. Initial fees are recognized over the estimated collaboration term on a straight-line basis. Milestone payments are recognized as revenue when the milestone (such as issuance of patents by regulatory authorities or achievement of commercial sales by the customer) is achieved and the customer is obligated to make the performance payment. Certain license arrangements require no continuing involvement by the Company. Non-refundable license fees are recognized as revenue, when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed or determinable and collection of the amount is reasonably assured.

Royalty revenue is recognized when the pharmaceutical product sales are shipped by a licensee to third parties and the royalty revenue can be determined and collection is reasonably assured.

Revenue for research and development service contracts consists of up-front fees and milestone payments. Non-refundable up-front fees are recognized over the estimated term of the service contract. Milestone payments are recognized as revenue when the milestone is achieved and customer acceptance is received.

(h) Foreign currency translation
Foreign operations and foreign currency-denominated items are translated into Canadian dollars. Monetary assets and liabilities of the Company's integrated foreign subsidiary are translated into Canadian dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the exchange rates prevailing at their respective transaction dates. Exchange gains and losses arising on translation are included in operating results.

(i) Income taxes
The Company accounts for income taxes using the asset and liability method. Future tax assets and liabilities are recognized for the future taxes attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax carrying values. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance against future tax assets is recognized when it is more likely than not that the Company will not generate sufficient income for tax purposes to utilize tax losses in the carry-forward period and other available tax deductions.

(j) Loss per share
Basic loss per share is calculated by dividing the earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method, which assumes that all stock options and share purchase warrants with exercise prices below the market prices are exercised with the proceeds used to purchase common shares of the Company at the average market price during the year.

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(k) Intangible assets
Intangible assets consist of acquired technology under development and patents. Intangible assets are amortized at the shorter of their remaining legal or contractual life and their estimated useful life on a straight-line basis as follows:

Patents	15 - 20 years

The amortization method and estimate of the useful life of intangible assets are reviewed annually, and tested for impairment in accordance with (m) below.

Patents do not necessarily reflect the present or future value of the underlying science or technology. The amount recoverable is dependent upon the continuing advancement of the research through various phases of clinical trials and, ultimately, to commercialization or on the licensing of the research to third parties, for valuable consideration. It is not possible to predict the outcome of research and development programs or their potential to be licensed to third parties.

(l) Stock-based compensation
The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" ("Section 3870"). Section 3870 established standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to employees and non-employees and to employee awards that are direct awards of stock, which call for settlement in cash or other assets, or are appreciation rights that call for settlement by the issuance of equity instruments. The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model and the compensation cost is amortized over the options' vesting period for employee awards and the service period for non-employee awards. Forfeitures are accounted for as they occur.

(m) Impairment of long-lived assets
The Company's long-lived assets include capital assets and intangible assets with finite lives. The Company considers a two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines when impairment is recognized while the second measures the amount of the impairment. An impairment loss is recognized when the carrying amount on a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent. The Company reviews long lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company tested long lived assets with finite useful lives for impairment during the year ended July 31, 2009 and recorded an impairment charge of $98,000 (2008 – $nil; 2007 – $1,332,000) related to patents.

(n) Recent Canadian accounting pronouncements not yet adopted
(i) International financial reporting standards ("IFRS"):
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company's first annual IFRS financial statements will be for the year ending July 31, 2011 and will include the comparative period of fiscal 2010.

The Company is completing a preliminary assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. As this assessment is finalized, the Company intends to disclose such impacts in its future consolidated financial statements.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

(ii) Business combinations:
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

(iii) Consolidated financial statements:
In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

(iv) Non-controlling interests:
In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on August 1, 2011. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

(v) Goodwill and intangible assets:
In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets, and is effective for the Company on August 1, 2009. The Company is currently assessing the impact of this section on its consolidated financial position and results of operation.

(vi) Financial Instruments - Disclosures:
In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures ("Section 3862"), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based in inputs that are not based on observable market data. The amendments to Section 3862 are effective for the Company on August 1, 2009.

4. Change in accounting policies

Effective August 1, 2008, the Company adopted the new accounting standards that were issued by The Canadian Institute of Chartered Accountants (CICA): Handbook Section 1400 "General standards on financial statement presentation", Handbook Section 1506 "Accounting Changes", Handbook Section 1535 "Capital Disclosures", Handbook Section 3031 "Inventories", Handbook Section 3862 "Financial Instruments – Disclosures" and Handbook Section 3863 "Financial Instruments – Presentation"

(a) General standards on financial statement presentation:
Section 1400 includes requirements to assess and disclose an entity's ability to continue as going concern, as disclosed in note 2. The adoption of this change did not have an impact on the Company's consolidated financial statements.

(b) Accounting changes:
Section 1506, Accounting Changes allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information; requires changes in accounting policy to be applied retrospectively unless doing so is impracticable; requires prior period errors to be corrected retrospectively; and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of this standard did not have any impact on the Company's consolidated financial statements.

(c) Capital Disclosures:
Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. It requires the disclosure of information about: (i) an entity's objectives, policies and processes for managing capital; compliance with any capital requirements; and if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by Section 1535 in note 10 of these consolidated financial statements.

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(d) Inventories:
Section 3031 introduces significant changes to measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost or net realizable value, the allocation of overhead based on normal capacity, the use of a specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, and the reversal of previous write-downs to net realizable value when there is subsequent increase in the value of inventories. Inventory carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. The Company's cost of inventories is comprised of all laid down costs and are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. The Company adopted the standard on a prospective basis. This section did not have a material impact on the Company's consolidated financial statements.

(e) Financial Instruments:
Section 3862 on Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation increase the emphasis on risk associated with both recognized and unrecognized financial instruments and how these risks are managed. Section 3863 replaces Section 3861, Financial Instruments – Disclosure and Presentation. The new disclosure requirements pertaining to these Sections are contained in note 11 of these consolidated financial statements.

(f) Credit risk and fair value of financial assets and financial liabilities:
In January 2009, the CICA issued EIC Abstract 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". The EIC requires the Company to take into account the Company's own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this change did not have an impact on the Company's consolidated financial statements.

5. *Investment*

The investment in shares of Orchid is categorized as available-for-sale. At July 31, 2009, the Company owns 29,678 common shares in Orchid (2008 – 29,678 common shares). Orchid's common shares trade on the NASDAQ, under the ticker symbol ORCH. The closing trading price of Orchid's common shares was US$1.75 per share at July 31, 2009 (2008 – US$3.19 per share).

6. *Capital Assets*

	2009			2008		
	Cost	**Accumulated amortization**	**Net book value**	Cost	Accumulated amortization	Net book value
Research equipment	**$ 2,908**	**$ 2,088**	**$ 820**	$ 2,798	$ 1,914	$ 884
Manufacturing equipment	**438**	**21**	**417**	–	–	–
Leasehold improvements	**359**	**6**	**353**	–	–	–
Computer equipment	**737**	**567**	**170**	721	504	217
Furniture and fixtures	**153**	**104**	**49**	144	94	50
	$ 4,595	**$ 2,786**	**$ 1,809**	$ 3,663	$ 2,512	$ 1,151

7. *Intangible assets*

	2009			2008		
	Cost	**Accumulated amortization**	**Net book value**	Cost	Accumulated amortization	Net book value
Patents	**911**	**911**	–	911	801	110

The Company assessed the recoverability of intangible assets by determining whether the carrying value of such assets can be recovered through undiscounted future cash flows. As the undiscounted future cash flows associated with the customer contracts were less than the carrying amount, the excess of the carrying amount over the fair value determined based on discounted future cash flows was recorded as an impairment charge of $98,000 to the consolidated statement of operations. For the year ended July 31, 2009, the Company recorded intangible amortization of $12,000 (2008 – $16,000; 2007 – $159,000).

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

8. *Shareholders' Equity:*

	Common shares		Share purchase warrants					Accumulated other comprehensive	Total
	Amount	Number	Amount	Number	Options	Contributed surplus	Deficit	income (loss)	shareholders equity
Balances, July 31, 2006	$ 51,944	32,685,335	$ 636	7,910,609	$ 3,602	$ 1,753	$ (44,054)	$ –	$ 13,881
Net loss for the year	–	–	–	–	–	–	(7,674)	–	(7,674)
Other comprehensive income (loss)	–	–	–	–	–	–	–	–	–
Common stock, issued	5,406	3,650,000	–	–	–	–	–	–	5,406
Warrants, issued	–	–	1,074	3,650,000	–	–	–	–	1,074
Warrants expired, unexercised	–	–	(193)	(2,415,000)	–	193	–	–	–
Stock-based compensation	–	–	–	–	47	–	–	–	47
Stock options, exercised	–	–	–	–	–	–	–	–	–
Stock options expired, unexercised	–	–	–	–	(14)	14	–	–	–
Balances, July 31, 2007:									
As previously reported	57,350	36,335,335	1,517	9,145,609	3,635	1,960	(51,728)	–	12,734
Changes in accounting policy related to financial instruments (note 4(f)(ii))	–	–	–	–	–	–	–	148	148
Balances, July 31, 2007:									
As revised	57,350	36,335,335	1,517	9,145,609	3,635	1,960	(51,728)	148	12,882
Net loss for the year	–	–	–	–	–	–	(6,964)	–	(6,964)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(54)	(54)
Common stock, issued	14,614	10,040,000	–	–	–	–	–	–	14,614
Warrants, issued	–	–	–	–	–	–	–	–	–
Warrants expired, unexercised	–	–	(1,517)	(9,145,609)		1,517	–	–	–
Stock-based compensation	–	–	–	–	44	–	–	–	44
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(448)	448	–	–	–
Balances, July 31, 2008	$ 71,964	46,375,335	$ –	–	$ 3,231	$ 3,925	$ (58,692)	$ 94	$ 20,522
Net loss for the year	–	–	–	–	–	–	(14,102)	–	(14,102)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(39)	(39)
Common stock, issued	9,612	6,800,000	–	–	–	–	–	–	9,612
Warrants, issued	–	–	47	3,400,000	–	–	–	–	47
Warrants expired, unexercised	–	–	–	–	–		–	–	–
Stock-based compensation	–	–	–	–	1,023	–	–	–	1,023
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(867)	867	–	–	–
Balances, July 31, 2009	**$ 81,576**	**53,175,335**	**$ 47**	**3,400,000**	**$ 3,387**	**$ 4,792**	**$ (72,794)**	**$ 55**	**$ 17,063**

(a) Preferred shares
  (i) Authorized 10,000,000 preferred shares
  (ii) Nil preferred shares issued and outstanding

(b) Common shares, share purchase warrants and contributed surplus
  (i) Authorized unlimited common shares without par value
  (ii) Issued and outstanding:

On October 11, 2006, the Company announced the completion of a private placement, issuing 3,650,000 units at $1.93 per unit, for gross proceeds of $7,044,500. Each unit consists of one common share and one common share purchase warrant. Each common share

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

purchase warrant entitles the holder to purchase one common share at a price of $2.70 until March 31, 2008. Of the gross proceeds amount, $1,168,000 was allocated to the share purchase warrants based on fair value and the residual amount of $5,876,500 was allocated to common shares. Share issue costs totalling $565,000 were proportionately allocated to the share purchase warrants ($94,000) and common shares ($471,000) respectively.

In addition to the 225,000 warrants, which expired unexercised on September 22, 2006, an additional 2,190,000 warrants expired unexercised on March 1, 2007.

On December 19, 2007 the Company announced the completion of a private placement, issuing 10,040,000 common shares at $1.68 per common share, for gross proceeds of $16,867,200. The costs of issuance amounted to $2,253,200 and has been reduced from the gross proceeds and recorded in share capital.

On March 31, 2008, 9,145,609 share purchase warrants expired unexercised.

On October 2, 2008, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $2.36 until 5pm (Toronto time) on October 1, 2011. Of the gross proceeds amount, $68,000 was allocated to the share purchase warrants based on fair value and the residual amount of $11,356,000 was allocated to common stock. Share issue costs totalling $1,765,000 were proportionately allocated to the share purchase warrants ($21,000) and common stock ($1,744,000), respectively.

As at July 31, 2009 the Company had 53,175,335 common shares, and 3,400,000 whole common share purchase warrants issued and outstanding. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $2.36 until 5pm (Toronto time) on October 1, 2011.

(c) Stock options:

(i) The Company's shareholders adopted a new stock option plan at the annual general meeting held on December 16, 2008 reserving up to 10% of the Company's outstanding common stock for granting to directors, officers and employees of the Company or any person or company engaged to provide ongoing management or consulting services. Based on the Company's current issued and outstanding common shares as at July 31, 2009, options to purchase up to 5,317,533 common shares may be granted under the plan. As at July 31, 2009, options to purchase a total of 3,564,000 shares have been issued and are outstanding under the plan. Options are granted at the fair market value of the Company's stock at the grant date, vest at the discretion of the Board, and may have terms of up to 10 years.

(ii) Issued and outstanding

	2009		2008	
	Number	**Weighted average exercise price per share**	Number	Weighted average exercise price per share
Outstanding, beginning of year	**2,030,500**	**$ 2.45**	3,272,500	$ 3.41
Granted	**2,070,000**	**1.68**	–	–
Exercised	–	–	–	–
Forfeited/expired	**(536,500)**	**2.46**	(1,242,000)	5.01
Outstanding, end of year	**3,564,000**	**$ 2.00**	2,030,500	$ 2.45
Exercisable, end of year	**2,015,250**	**$ 2.24**	2,030,500	$ 2.45

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table provides information on options outstanding and exercisable as of July 31, 2009:

Exercise Price	Weighted average remaining contractual life (in years)	Number of options outstanding	Number of options exercisable
$1.68	7.38	2,065,000	516,250
$2.00	0.91	840,500	840,500
$3.00	2.00	658,500	658,500
		3,564,000	**2,015,250**

(iii) Stock-based compensation
For the year ended July 31, 2009, the Company granted 2,070,000 stock options (2008 – nil; 2007 – nil), with a fair value of $2,525,400 (2008 – $nil; 2007 – nil) and 517,500 (2008 – 30,556; 2007 – 33,333) stock options vested with a fair value of $631,350 (2008 – $44,000; $2007 – $47,000).

The Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date based on the following assumptions:

	Volatility	Risk Free Interest Rate	Expected Life	Dividend Yield
2009	**64.30%**	**2.44 %**	**8 years**	**0.00 %**
2008	– %	– %	– years	– %
2007	– %	– %	– years	– %

9. Commitments and contingencies
The Company's commitments are summarized as follows:

	2010	2011	2012	2013	2014	2015 and beyond	Total
Royalty and in-licensing	$ 10	$ 10	$ 10	$ 10	$ 10	$ 100	$ 150
Clinical research organizations	958	354	–	–	–	–	1,312
Contract manufacturing organizations	671	–	–	–	–	–	671
Collaborative research organizations	934	261	–	–	–	–	1,195
Purchases of inventory	935	761	–	–	–	–	1,696
Operating leases	381	224	102	102	93	–	902
Consulting	277	–	–	–	–	–	277
	$ 4,166	**$ 1,610**	**$ 112**	**$ 112**	**$ 103**	**$ 100**	**$ 6,203**

(a) Royalty and in-licensing commitments

(i) Pursuant to a Royalty Agreement dated March 27, 1997 with University of Saskatchewan Technologies Inc. ("UST"), the Company is required to pay UST a royalty of 2% of the net sales revenue generated from certain products containing prostaglandin E_1, and in the case of sub-licenses of such products, 15% of the non-royalty considerations (up-front payments) received from the sub-licensee.

(ii) Pursuant to an Amended Royalty Agreement, effective November 1, 1999, the Company is required to pay royalties of 2% of the Company's net sales revenue received from the marketing, manufacture, distribution or sale of certain products, or in the case of sub-license revenue, 2% of license fees or other revenue received by the Company related to the marketing, manufacture, distribution or sale of certain products, which revenue is not allocated by the Company to the further development of the product. Any future revenue generated through the commercialization of Topical Interferon Alpha-2b is subject to this royalty agreement, which expires on March 27, 2017.

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(iii) Pursuant to an agreement dated July 10, 2000, the Company pays a sliding scale percentage based fee to RFB Associates ("RFB") in the event a healthcare acquisition or product license is consummated between the Company and a company introduced by RFB. As a result of introducing the Company to Anika Therapuetics which resulted in the finalizing of an in-license arrangement for the rights to distribute Anika Therapeutic's product in Canada, the company pays RFB percentage based fee. The fee is 5% of the consideration paid to Anika by the Company, up to and including $1,000,000; plus 4% in excess of $1,000,000 and up to $2,000,000; plus 3% in excess of $2,000,000 and up to $3,000,000; plus 2% in excess of $3,000,000 and up to $4,000,000; plus 1% in excess of $4,000,000. The agreement is subject to a minimum royalty of $25,000 and can be terminated by either party on thirty days prior notice except for any fees associated to an arrangement which was previously consummated.

(iv) Pursuant to a 20-year license agreement, expiring in 2021 (subject to earlier termination or extension in certain circumstances), to commercialize its proprietary Heterodimer Protein Technology, the Company is committed to make a 5% royalty payment upon the commercial launch of the first product or on the net sales revenue of the products that employ or utilize the technology under the terms of the agreement. The Company is currently reviewing the status of this agreement.

(v) Pursuant to an agreement dated April 28, 2005 with the NRC, the Company is required to pay a royalty of 3% of net sales, with a minimum royalty of $10,000 per annum generated from the use of a certain antibody to target cancerous tissues of the lung. In addition to the royalty payments, the Company is also required to make certain milestone payments: $25,000 upon successful completion of phase I clinical trials; $50,000 upon successful completion of phase IIb clinical trials; $125,000 upon successful completion of phase III clinical trials; and $200,000 upon receipt of market approval by regulatory authority. L-DOS47 is subject to this agreement.

(vi) A Royalty Sharing Agreement dated September 24, 1998 with the Vaccine and Infectious Disease Organization ("VIDO") applies to those patents and other intellectual properties, which the parties agree, may be made subject to the agreement from time to time. VIDO will have the right to exploit such property in the animal health care industry, and the Company will have the right to exploit such property in the human health care industry, with each party having the right to receive one-third of the license fees, royalties or other revenue generated from the area exploited by the other. In the case of direct product sales made by the Company or VIDO, the other party will be entitled to a royalty on the net sales revenue received by the selling party, at a royalty rate to be negotiated. As no intellectual property has been made subject to the agreement, Helix is currently in the process of review the status of this agreement.

(vii) Pursuant to a 20-year license agreement, expiring in 2017 (subject to earlier termination or extension in certain circumstances), to commercialize its proprietary Molecular Sensing Technology, the Company is committed to make a 5% royalty payment upon the commercial launch of the first product or on the net sales revenue of the products that employ or utilize the technology under the terms of the agreement and is subject to minimum royalties of $50,000 in the first and second year; $100,000 in the third and fourth year and $200,000 in the fifth and subsequent years. In a sub-license royalty arrangement, the Company is committed to make a payment of 35% on the total value of all consideration received and any non-cash components. The Company had previously sub-licensed this technology to a third party, however, the sub-licensee gave termination notice of the sub-license on September 19, 2008.

(viii) Pursuant to the Company's research agreement with the National Research Council of Canada ("NRC") for research and development pertaining to the Company's Heterodimer technologies, the Company is committed to a 1% royalty on sales revenue from all licensed products and services to the NRC. The agreement is in the process of being terminated.

As at July 31, 2009, the Company has $150,000 (2008 – $36,000) in financial obligations outstanding related to royalty and in-licensing commitments. To date, the Company has paid $141,000 under these agreements.

(b) Clinical Research Organization ("CRO") Commitments

(i) The Company has three separate CRO supplier agreements, whereby the CRO's will provide collaborative services related to the management of a phase II clinical trial in Sweden and Germany for Topical Interferon Alpha-2b in patients with ano-genital warts, who are positive with HPV and the phase II pharmacokinetic study in Germany.

As at July 31, 2009, the Company accrued $102,000 (2008 – $22,000) for research services it had received and is committed to pay $1,312,000 for additional research services to be received.

(c) Contract Manufacturing Organization ("CMO") commitments

(i) The Company has two separate CMO supplier agreements related to the Company's Topical Interferon Alpha-2b program. The one CMO agreement relates to the manufacturing of clinical trial kits to support the current phase II clinical trials of patients with

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

ano-genital wart clinical trials in Sweden and Germany and the phase II pharmacokinetic evaluation in patients with cervical dysplasia. The second CMO agreement relates to the GMP scale-up manufacturing program in support of a planned Phase IIb and III trials in the United States and Europe respectively.

(ii) The Company has three separate CMO supplier agreements related to the Company's L-DOS47 program, all of which are inte-related in the scale-up of L-DOS47 in preparation for human clinical trials.

As at July 31, 2009, the Company accrued $90,000 (2008 – $79,000) for Contract Manufacturing services it had received and is committed to pay $671,000 for additional research services to be received.

(d) Collaborative Research Organization Service Commitments

(i) The Company has one Collaborative Research master service agreement relating to the Company's L-DOS47 program. The nature of the services includes assay development, animal studies ongoing future clinical sample analysis.

As at July 31, 2009, the Company accrued $36,000 (2008 – $19,000) for Collaborative Research Organizations services it had received and is committed to pay $1,195,000 for additional research services to be received.

(e) Purchase commitments
The Company has inventory purchase commitments of $1,696,000 with one supplier through to March 2011.

(e) Operating lease commitments
The Company owes $902,000 under various operating lease agreements with remaining terms of up to June 2014 for office and warehouse and research premises.

(f) Consulting commitments
The Company has entered into a consulting services arrangement for both research and development consulting services of $277,000 through fiscal 2010.

(g) Contingencies
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Given the nature of this indemnification, the Company is unable to reasonably estimate its maximum potential liability as this indemnification provision does not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Consequently, no amounts have been accrued in these consolidated financial statements relating to this indemnification.

10. Capital risk management

The Company's main objectives when managing capital are to ensure the Company has the ability to advance its research and development programs, complete its clinical trials and meet its ongoing operating expenditures while maintaining a flexible capital structure.

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants. The Company's objectives in managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures. The Company endeavours not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

In the management of capital, the Company includes cash and cash equivalents and components of shareholders' equity, in the definition of capital.

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company's long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company's ongoing research and development programs, as well as capital market conditions and availability.

Based on the Company's currently planned expenditures and assuming no unanticipated expenses, the Company estimates that its cash reserves will be sufficient to meet anticipated cash needs for working capital and capital expenditures for the next twelve months.

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

11. Financial risk management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management (the identification and evaluation of financial risk) is carried out by the finance department, in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a) Market risk:

(i) Currency risk

The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar. Foreign exchange risks arise from the foreign currency translation of the Company's integrated foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are currently used to fund clinical trials of Topical Interferon Alpha-2b in Europe. In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company also receives a revenue stream from royalties denominated in Euro dollars from the licence of the Company's Klean-Prep™ to Helsinn-Birex Pharmaceuticals Ltd., a subsidiary of Helsinn Healthcare SA, a Swiss company.

The Company's main objective in managing its foreign exchange risk has been to maintain sufficient Euro dollars on hand to support Euro forecasted cash flows in support of ongoing clinical trials of Topical Interferon Alpha-2b in Europe as well as a hedge against purchase transactions denominated in Euro dollars. The Company has generally maintained minimal cash balances denominated in U.S. dollars due to the Canadian dollar's rapid appreciation against the U.S. dollar and the small amount of purchase transactions denominated in U.S. dollars. As the Company expands its research and development programs, some of these contracted services are being denominated in U.S. dollars.

Balances in foreign currencies at July 31, 2009 are as follows:

	Euro Dollars	U.S. Dollars	Pound Sterling
Cash and cash equivalents	1,777	207	–
Accounts receivable	331	–	–
Accounts payable and accrued liabilities	181	488	40

Any fluctuation in the exchange rates of the foreign currencies listed above could have a significant impact on the Company's results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

(ii) Interest rate risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions.

The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents. The impact of interest rate fluctuations will vary as the amount of cash and cash equivalents the Company holds, changes. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis. The Company limits its investing of excess funds to risk-free financial instruments, such as Bankers' Acceptances.

Fluctuations in the market rates of interest do not have a significant impact on the Company's results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time.

(b) Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The carrying value amount of financial assets recorded in the Company's consolidated financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk. Accounts receivable are net of allowance for doubtful accounts of $7,000 at July 31, 2009 (July 31, 2008 – $18,000). The Company does not have a large customer base, which facilitates the monitoring of credit risk and credit standing of counterparties on a regular basis.

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(c) Liquidity risk:
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities. In addition, management actively reviews and approves planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at July 31, 2009:

	Carrying amount	Less than one year	Greater than one year
Accounts payable and accrued liabilities	$ 2,133	$ 2,121	$ 12

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company's long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company's ongoing research and development programs.

12. Income taxes

Current income tax expense of $18,000 (2008 – $153,000; 2007 – $105,000) is attributable to the operations of the Company's Irish subsidiary.

Under the *Income Tax Act* (Canada), certain expenditures are classified as SR & ED expenditures and are grouped into a pool for tax purposes, which is 100% deductible in the year incurred. This expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year. The SR & ED expenditure pool at July 31, 2009 is approximately $32,484,000 (2008 – $22,619,000; 2007 – $17,666,000).

The Company has also earned investment tax credits on SR & ED expenditures at July 31, 2009 of approximately $6,583,000 (2008 – $4,358,000; 2007 – $3,854,000), which can offset Canadian income taxes otherwise payable in future years up to 2029.

The tax effects of temporary differences of the Company and its subsidiaries that give rise to significant portions of the future tax assets and future tax liabilities are presented in the following table:

	2009	2008
Future tax assets:		
Non-capital losses carried forward	**$ 4,325**	$ 3,872
Capital losses carried forward	**21**	21
Scientific Research & Experimental Development expenditure pool	**9,420**	6,188
Excess of tax basis over book basis of Orchid investment	**153**	147
Excess of tax basis over book basis of capital assets	**821**	664
Deductible share issue costs	**909**	708
Other	**6**	5
	15,655	11,605
Valuation allowance	**(15,655)**	(11,573)
Total future tax assets	–	32
Future tax liabilities:		
Excess of book basis over tax basis of intangible assets	–	(32)
Total future tax liabilities	–	(32)
Net future tax liabilities	**$ –**	$ –

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

As at July 31, 2009, the Company has Canadian tax losses carried forward which approximate $14,916,000 (2008 - $13,584,000; 2007 - $18,489,000) and are available until 2029 as follows:

2013	$ 3,272
2014	2,440
2025	530
2026	2,034
2027	2,881
2028	556
2029	3,203
	$ 14,916

13. Research and development projects

The Company incurs research and development expenditures primarily on two research and development projects: Topical Interferon Alpha-2b and DOS47.

(a) Topical Interferon Alpha-2b
The Company is engaged in the clinical development of Topical Interferon Alpha-2b for the treatment of HPV-induced disease states. Topical Interferon Alpha-2b is currently being developed for the treatment of early-stage cervical dysplasia and ano-genital warts caused by HPV infections.

(b) DOS47
The Company's DOS47 technology employs a novel approach to the destruction of cancer cells which is based upon the theory that the urea cycle, a natural process in the body, can be modified to fight cancer. The Company intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics, with a view to maximizing the commercialization potential of DOS47. The Company's first DOS47 product candidate currently under development is L-DOS47.

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs.

The following table outlines research and development costs expensed for the Company's significant research and development projects for the fiscal years ended July 31, 2009, 2008 and 2007:

	2009	2008	2007
DOS47	**4,389**	2,876	2,302
Topical Interferon Alpha-2b	**$ 5,933**	$ 2,188	$ 1,814
	$ 10,322	$ 5,064	$ 4,116

14. Loss per share

The share purchase warrants and stock options outstanding for each of the periods reported were not included in the computation of diluted loss per share because the effect would be anti-dilutive.

15. Related party transactions

Effective September 2006, the Company's contractual arrangement to pay a former director of a subsidiary company for consulting services was terminated. Prior to September 2006, the Company paid the director $2,500 per month for consulting services.

For the fiscal year ended July 31, 2009, the Company paid $287,000 (2008 – $267,000; 2007 – $255,000) to Cawkell Brodie Glaister LLP, legal counsel to the Company, for legal services rendered. A director of the Company is a partner of Cawkell Brodie Glaister LLP.

For the fiscal year ended July 31, 2009, the Company paid $156,000 (2008 – $nil; 2007 – $nil) to Chesapeake Biological Laboratories ("CBL"). On October 8, 2008, the Company signed a manufacturing service agreement, to fill-finish L-DOS47, with CBL. CBL is a wholly

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

owned subsidiary of Cangene Corporation. Cangene Corporation is controlled by the Apotex Group which includes Apotex Inc. A director of the Company is also a director of Cangene Corporation and President and Chief Operating Officer of Apotex Inc.

For the fiscal year ended July 31, 2009, the Company received $nil (2008 – $nil; 2007 – $148,000) for contracted research and development services provided to Apotex Inc.

The Company had the following related party transactions for the fiscal years ended July 31:

	2009	2008	2007
Research and development expense paid to a former director of a subsidiary	**$ –**	$ –	$ 3
Professional, legal and consulting fees to directors, partnerships and/or companies in which directors have a substantial interest	**287**	267	255
Contracted fill-finish services with Chesapeake Biological Laboratories Inc.,	**156**	–	–
Contracted research and development revenue with Apotex Inc.	–	–	148

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16. *Financial instruments*

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Financial instruments potentially exposing the Company to concentrations of credit risk consist of accounts receivable, which are limited to a large international pharmaceutical company and Canadian pharmaceutical wholesalers and pharmacies. The Company adopts credit policies and standards to monitor the evolving health care industry. Management is of the opinion that any risk of credit loss is significantly reduced due to the financial strength of the Company's major customers.

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the Canadian dollar. The majority of the Company's revenues in fiscal 2009 are transacted in Canadian dollars, with a portion denominated in Euros. Purchases of inventory are primarily transacted in U.S. and Euro dollars while other expenses, consisting of the majority of salaries, operating costs and overhead are incurred primarily in Canadian dollars. Research and development expenditures are incurred in both Euros and Canadian dollars.

The Company maintains net monetary asset and/or liability balances in foreign currencies and does not engage in currency hedging activities using financial instruments.

17. *Segmented information*

Management has determined that the Company has one operating segment, which is biopharmaceuticals.

The following table summarizes the various revenues by geographic region for the fiscal years ended July 31, 2009, 2008 and 2007:

	2009	2008	2007
Canada:			
Product revenue	$ 3,057	$ 2,780	$ 2,601
License fee and royalty revenue	–	–	–
Research and development contract revenue	–	–	148
United States:			
Product revenue	187	172	163
License fee and royalty revenue	89	101	–
Research and development contract revenue	–	–	–
Europe:			
Product revenue	–	–	–
License fee and royalty revenue	508	538	512
Research and development contract revenue	–	–	–
	$ 3,841	$ 3,591	$ 3,424

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table summarizes the percentage of total revenue and accounts receivable as at July 31, 2009, 2008 and 2007 represented by two customers:

	2009	2008	2007
Percent of total revenue represented by two customers	**50%**	55%	46%
Percent of total accounts receivable represented by two customers	**19%**	33%	29%

The following table summarizes the Company's capital assets by geographic region for the fiscal years ended July 31, 2009 and 2008:

	2009				2008			
	Cash and Equivalents	**Accounts Receivable**	**Inventory**	**Capital Assets**	Cash and Equivalents	Accounts Receivable	Inventory	Capital Assets
Geographic region:								
Canada	$ 11,767	$ 545	$ 858	$ 1,391	$ 15,896	$ 238	$ 458	$ 1,151
United States	–	–	–	418	–	–	–	–
Europe	2,727	508	–	–	3,161	111	–	–
	$ 14,494	**$ 1,053**	**$ 858**	**$ 1,809**	$ 19,057	$ 349	$ 458	$ 1,151

18. Comparative figures

The comparative consolidated financial statements for the three-year period ended July 31, 2009 have been reclassified from statements previously presented to conform to the presentation of the current period's consolidated financial statements. Specifically, sales and marketing expenses for the three-year period ended July 31, 2009 have been separately disclosed in the Company's Consolidated Statements of Operations and Comprehensive Loss. In prior financial statement disclosures, sales and marketing expenses were included in operating, general and administration expenses.

19. Subsequent events

On September 8, 2009, the Company announced the completion of a private placement, issuing 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $2.87 until 5pm (Toronto time) on September 7, 2012. The issuance of common shares and share purchase warrants will be accounted for as a capital transaction in the Company's first quarter of fiscal 2010.

20. Differences between generally accepted accounting principles in Canada and the United States:

The consolidated financial statements as at July 31, 2009 and 2008 and for each of the years in the three-year period ended July 31, 2009 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which differ in some respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The following reconciliation identifies material differences in the Company's consolidated statements of operations and comprehensive loss and consolidated balance sheets.

(a) Consolidated statements of operations and deficit:

	2009	2008	2007
Loss per Canadian GAAP	**$ (14,102)**	$ (6,964)	$ (7,674)
Amortization of intangible assets (b)(ii)	–	–	147
Impairment of intangible assets (b)(ii)	–	–	1,332
Research and development expense (b)(iii)	–	–	(244)
Income tax expense (b)(iii)	–	–	244
Loss per U.S. GAAP	**$ (14,102)**	$ (6,964)	$ (6,195)
Other comprehensive income (loss):			
Fair value adjustment of available-for-sale investments (b)(i)	**(39)**	(54)	87
Total comprehensive loss per U.S. GAAP	**$ (14,141)**	$ (7,018)	$ (6,108)
Basic and diluted loss per common share under U.S. GAAP	**$ (0.27)**	$ (0.16)	$ (0.17)
Weighted average number of common shares under U.S. GAAP	**52,001,636**	42,469,362	35,615,335

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share is the same as under Canadian GAAP.

(b) Consolidated balance sheets:

	2009		2008	
	Canada	**United States**	Canada	United States
Shareholders' equity:				
Stock options (iv), (v)	**3,387**	**2,355**	3,231	1,761
Contributed Surplus (iv), (v)	**4,792**	**4,354**	3,925	3,925
Deficit, end of period (i), (ii), (iii), (iv), (v)	**72,794**	**71,324**	58,692	57,222

(i) Comprehensive Income

Under Canadian GAAP, comprehensive income, which consists of net income and other comprehensive income ("OCI") represents changes in shareholders' equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments, if any. Under Canadian GAAP this rule became effective August 1, 2007, for the Company's fiscal year ending July 31, 2008, whereas under United States GAAP, this accounting principle has been in effect for fiscal years ending after December, 15, 1998. The Company, under Canadian GAAP recorded available-for-sale investments at cost, but under United States GAAP adjusted the available-for-sale investments at fair value with changes in fair value recorded as other comprehensive income, net of income taxes.

(ii) Acquired technology:

Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed. As at July 31, 2009, the acquired technology was fully written down and therefore no differences exist between in Canadian and U.S. GAAP.

(iii) Income taxes:

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under U.S. GAAP, these tax credits would be reclassified as a reduction of income tax expense. The impact would be higher research and development expense and an income tax recovery of $nil for the year ended July 31, 2009 (2008 - $nil; 2007 - $244,000) with no net impact to loss for the year or loss per share.

(iv) Stock-based compensation to non-employees:

Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value. The fair value of any awards to non-employees granted prior to August 1, 2003 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, the Company accounted for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. Effective August 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments ("SFAS No. 123R"). There was no impact on the accounting for stock-based awards issued to non-employees in exchange for services as a result of this change.

The Company had not issued any options to non-employees as at August 1, 2003. There exists no difference between Canadian and United States GAAP for the fair value of options granted to non-employees after August 1, 2003.

(v) Stock-based compensation to employees:

Under Canadian GAAP, effective August 1, 2003, the Company accounts for stock-based compensation granted to employees, officers and directors on or after August 1, 2003 at fair value which is measured using the Black-Scholes option pricing model. Compensation cost is recognized over the service period. Prior to August 1, 2003, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to August 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Effective August 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach whereby the fair value of awards granted or modified on or after August 1, 2005 are measured at fair value. Some of the Company's awards have vesting conditions. The compensation cost for each award is recognized on a straight-line basis over the service period of the entire award. There exists a difference between Canadian and United States GAAP for the intrinsic and variable plan measurement for employee and performance based options granted to employees prior to August 1, 2005 under United States GAAP and for the fair value measurement of such awards under Canadian GAAP. The Company's estimate of forfeitures at the time of granting was nil under U.S. GAAP.

The following table represents the allocation of stock-based compensation expense.

	2009	2008	2007
Research and Development	**$ 402**	$ –	$ –
Operating, general and administration	**497**	44	47
Sales and marketing	**124**	–	–
	$ 1,023	$ 44	$ 47

(c) Consolidated statements of cash flows:
Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 20(a). There are no differences between United States and Canadian GAAP as it relates to cash provided (used in) financing and investing activities. The increase in cash and cash equivalents for the fiscal years 2009, 2008 and 2007 are the same for United States GAAP to that reported under Canadian GAAP.

(d) Income taxes:
In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for the first interim or annual reporting period beginning after December 15, 2006, specifically August 1, 2007 for the Company. The adoption of FIN 48 did not result in a change to the Company's opening deficit as at August 1, 2007

The Company has approximately $200,000 of total gross unrecognized benefits as of the adoption of FIN 48 on August 1, 2007 and a total of approximately $600,000 as of July 31, 2009, which if recognized would favorably affect the income tax rate in future periods. The Company recognizes accrued interest and penalties related to unrecognized tax benefit in tax expense. The Company does not have any interest and penalties accrued as of July 31, 2009 as the tax benefit relates entirely to refundable tax credits. Generally, all tax years are open for examination by the major taxing jurisdictions to which the Company is subject including federal, provincial (Ontario and Quebec) and foreign (Ireland) jurisdictions.

(e) Changes in accounting policy:
(i) Fair value measurements:
In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically August 1, 2008 for the Company. The adoption of SFAS 157 did not have any impact on the Company's consolidated financial statements.

(ii) Fair value options:
In February 2007, the FASB issued FASB Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. SFAS 159 is effective as of the beginning of an entity's first year that begins after November 15, 2007, specifically August 1, 2008 for the Company. The adoption of SFAS 159 did not have any impact on the Company's consolidated financial statements.

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(iii) Accounting for advanced payments and development activities:
In June 2007, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 07-3, Accounting for Advance Payments for goods or Services to be Received for Use in Future Research and Development Activities ("EITF 07-3"). EITF07-3 provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. This issue is effective for fiscal years beginning after December 15, 2007, specifically August 1, 2008 for the Company. The adoption of EITF07-3 did not have any impact on the Company's consolidated financial statements.

(iv) Subsequent events:
In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events ("SFAS 165"). SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. SFAS 165 sets forth:

- The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.
- The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.
- The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

SFAS 165 is effective for the Company's fiscal year ending July 31, 2009. The adoption of SFAS 165 did not have any impact on the Company's consolidated financial statements.

(f) Recent accounting pronouncements issued and not yet adopted:
(i) In September 2007, the EITF reached a consensus on EITF Issue No. 07-1, Collaborative Arrangements ("EITF 07-1"). EITF 07-1 addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity. The nature and purpose of a company's collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements. This issue will be effective for fiscal years beginning after December 15, 2008, specifically August 1, 2009 for the Company. The Company is currently evaluating the potential impact, if any, of EITF 07-1, on the Company's consolidated financial position, results of operations and cash flows.

(ii) In June 2008, the EITF reached a consensus on EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is indexed to an Entity's Own Stock ("EITF 07-5"). EITF 07-5 establishes a two step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company's own stock for the purposes of determining whether the scope exception described in paragraph 11(a) of SFAS 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 13") can be applied. The Company is required to adopt the provisions of EITF 07-5 for fiscal years beginning after December 15, 2008, specifically August 1, 2009 for the Company. The Company is currently evaluating the potential impact, if any, of EITF 07-5, on the Company's consolidated financial position, results of operations and cash flows.

(iii) FASB statement No. 141R, Business Combinations (revised 2007) ("SFAS 141R"), requires the use of fair value accounting for business combinations. Equity securities issued as consideration in a business combination will are recorded at fair value as of the acquisition date as opposed to the date when the terms of the business combination has been agreed to and announced. In addition, transaction costs must be expensed under the new standard. The new statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, specifically August 1, 2009 for the Company, and for interim periods within those fiscal years. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R, on the Company's consolidated financial position, results of operations and cash flows.

(iv) FASB statement No. 160, Non controlling Interests in Consolidated Financial Statements - an Amendment of ACB No. 51 ("FASB 160"). The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing specific accounting and reporting standard requirements. The new statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, specifically August 1, 2009 for the Company, and for interim periods within those fiscal years. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160, on the consolidated financial position, results of operations and cash flows.

(v) FASB statement No. 161, Disclosure about Derivative Instruments and Hedging Activities ("SFAS 161") amends and expands the disclosure requirements in SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The intention is to provide an enhanced understanding of how and why an entity uses derivative instruments and related hedge items affect an entity's financial position, financial performance and cash flows. The Company is required to adopt the provisions of SFAS 161 for fiscal years beginning after

(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

November 15, 2008, specifically August 1, 2009 for the Company. The Company is currently assessing the impact of SFAS 161, on the Company's consolidated financial position, results of operations and cash flows.

(vi) FASB statement No. 168, Accounting Standards Codification™ ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168"), replaces SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, which became effective November 13, 2008. The Codification will become the source of authoritative United States GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative United States GAAP for SEC registrants. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company is currently assessing the impact of SFAS 168, on the Company's consolidated financial position, results of operations and cash flows.

(g) Consolidated statement of shareholders' equity in accordance with U.S. GAAP:

	Common shares		Share purchase warrants						
	Amount	**Number**	**Amount**	**Number**	**Options**	**Contributed surplus**	**Deficit**	**Accumulated other comprehensive income (loss)**	**Total shareholders equity**
Balances, July 31, 2006	$ 51,944	32,685,335	$ 636	7,910,609	$ 2,132	$ 1,753	$ (44,063)	$ 61	$ 12,463
Net loss for the year	–	–	–	–	–	–	(6,195)	–	(6,195)
Other comprehensive income (loss)	–	–	–	–	–	–	–	87	87
Common stock, issued	5,406	3,650,000	–	–	–	–	–	–	5,406
Warrants, issued	–	–	1,074	3,650,000	–	–	–	–	1,074
Warrants expired, unexercised	–	–	(193)	(2,415,000)	–	193	–	–	–
Stock-based compensation	–	–	–	–	47	–	–	–	47
Stock options, exercised	–	–	–	–	–	–	–	–	–
Stock options expired, unexercised	–	–	–	–	(14)	14	–	–	–
Balances, July 31, 2007:									
As previously reported	57,350	36,335,335	1,517	9,145,609	2,165	1,960	(50,258)	148	12,882
Net loss for the year	–	–	–	–	–	–	(6,964)	–	(6,964)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(54)	(54)
Common stock, issued	14,614	10,040,000	–	–	–	–	–	–	14,614
Warrants, issued	–	–	–	–	–	–	–	–	–
Warrants expired, unexercised	–	–	(1,517)	(9,145,609)		1,517	–	–	–
Stock-based compensation	–	–	–	–	44	–	–	–	44
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(448)	448	–	–	–
Balances, July 31, 2008	$ 71,964	46,375,335	$ –	–	$ 1,761	$ 3,925	$ (57,222)	$ 94	$ 20,522
Net loss for the year	–	–	–	–	–	–	(14,102)	–	(14,102)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(39)	(39)
Common stock, issued	9,612	6,800,000	–	–	–	–	–	–	9,612
Warrants, issued	–	–	47	3,400,000	–	–	–	–	47
Warrants expired, unexercised	–	–	–	–	–		–	–	–
Stock-based compensation	–	–	–	–	1,023	–	–	–	1,023
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(429)	429	–	–	–
Balances, July 31, 2009	**$ 81,576**	**53,175,335**	**$ 47**	**3,400,000**	**$ 2,355**	**$ 4,354**	**$ (71,324)**	**$ 55**	**$ 17,063**

NOTES

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corporate information

DIRECTORS AND OFFICERS

Donald H. Segal, M.Sc., Ph.D.
Chairman and Chief Executive Officer

Kenneth A. Cawkell, LL.B.
Director and Corporate Secretary

John M. Docherty, M.Sc.
Director, President and COO

W. Thomas Hodgson
Director

Jack Kay
Director

Gordon Lickrish, MD, FRCSC
Director

Kazimierz Roszkowski-Śliż, MD, Ph.D.
Director

Heman Chao, Ph.D.
Chief Scientific Officer

Photios (Frank) Michalargias, CA
Chief Financial Officer

Bill Chick, B.Sc.
VP, Product Distribution

Praveen Kumar, Ph.D.
VP, Topical Drug Product Development

TRANSFER AGENT

Computershare
100 University Avenue
9th Floor, North Tower
Toronto, ON M5J 2Y1
T 800 564 6253

EXCHANGE SYMBOLS

TSX: HBP

OTCQX: HXBPF

Frankfurt, Berlin, Munich & Stuttgart: HBP

MEDICAL ADVISORS

Sławomir Majewski, MD
Head of the Department of Dermatology and Venereology
Center of Diagnostics and Treatment
of Sexually Transmitted Diseases
Warsaw Medical University
European Medical Director - Helix BioPharma Corp.

Prof. Maciej Krzakowski MD, Ph.D.
Head of Lung & Thoracic Tumours Department
The Maria Sklodowska-curie Memorial Cancer Centre
& Institute of Oncology
Warsaw

Prof. Cezary Szczylik MD, Ph.D.
Head, Department of Oncology
Military Medical Institute
Warsaw

Achim Schneider, MD, MPH
Professor of Gynecology and Gynecologic Oncology
Chairman, Department of Gynecology
Campus Benjamin Franklin
and Campus Mitte Charité University Hospital Berlin

Kenneth D. Hatch, MD
Professor of Obstetrics and Gynecology
University of Arizona

Warner K. Huh, Ph.D.
Associate Professor, Gynecologic Oncology
University of Alabama at Birmingham

Trevor Seaton, MD, FRCP(C)
Associate Clinical Professor, Department of Medicine
McMaster University

Neil Shear, MD, FRCP(C), FACP
Professor and Chief of Dermatology
Faculty of Medicine, University of Toronto

INVESTOR RELATIONS

Robert Flamm, Ph.D.
Russo Partners LLC
telephone: 212.845.4226
fax: 212.845.4260
email: robert.flamm@russopartnersllc.com

MEDIA RELATIONS

Ian Stone
Russo Partners LLC
telephone: 619.814.3510
fax: 619.955.5318
email: ian.stone@russopartnersllc.com

HelixBioPharmaCorp.

Helix BioPharma Corp.

305 Industrial Parkway South, Unit 3
Aurora, Ontario L4G 6X7
Canada

t 905 841 2300
f 905 841 2244
e helix@helixbiopharma.com
w helixbiopharma.com